UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2011, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2012 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in Note 3(b) to the 2011 audited financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated December 23, 2011, relating to its U.S. $22,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On November 23, 2012, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 12.9822 = U.S. $1.00.

Selected Financial Data

The selected financial data as of January 1, 2011, December 31, 2011 and September 30, 2012 and for the nine-month periods ended September 30, 2011 and 2012 have been derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board (IASB).

We have begun presenting financial statements in accordance with IFRS for the year ending December 31, 2012, with an official IFRS “adoption date” of January 1, 2012 and a “transition date” to IFRS of January 1, 2011. The first-time adoption rules are established in IFRS 1 “First-time Adoption of International Financial Reporting Standards.”

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting.” IFRS 1 permits us to change our elections of optional IFRS transition exemptions even if such exemptions have already been used in the preparation of published interim financial statements. If we change policies, classifications or transitions elections prior to the issuance of our consolidated financial statements as of and for the year ending December 31, 2012 as permitted by IFRS 1, we are not required to re-issue our financial statements for previous interim periods.

In this report, we include selected financial data from our statements of financial position as of January 1 and December 31, 2011, as well as the statement of comprehensive income for the nine-month period ended September 30, 2011 for comparison purposes. This comparative data was prepared in accordance with IFRS, with the same criteria as used for the preparation of our statement of financial position as of September 30, 2012 and statement of comprehensive income for the nine-month period ended September 30, 2012.

Selected Financial Data of PEMEX

	As of and for the period ended(1)
	January 1,	December 31,	September 30,
	2011	2011	2011	2012
	(millions of pesos, except ratios)
Statement of Comprehensive Income Data
Net sales	n.a.	n.a.	1,138,146	1,226,309
Operating income	n.a.	n.a.	628,065	704,313
Comprehensive financing result	n.a.	n.a.	(61,043)	14,158
Net income (loss) for the period	n.a.	n.a.	(63,960)	31,855
Statement of Financial Position Data (end of period)
Cash and cash equivalents	131,183	114,368	n.a.	114,317
Total assets	1,869,524	1,983,396	n.a.	1,990,686
Long-term debt	574,790	672,657	n.a.	641,624
Total long-term liabilities	1,438,562	1,603,891	n.a.	1,608,227
Total equity	223,756	126,060	n.a.	145,043
Statement of Cash Flows
Depreciation and amortization	n.a.	n.a.	92,740	105,574
Acquisition of fixed assets(2)	n.a.	n.a.	103,094	129,888
Other Financial Data
Ratio of earnings to fixed charges(3)	n.a.	n.a.	n.a.	1.7154

Note:	n.a. = Not applicable.
(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 3(a) to the unaudited condensed consolidated interim financial statements included herein.
(2)	Includes capitalized comprehensive financing result. See Note 3(f) to the unaudited condensed consolidated interim financial statements included herein.
(3)	Earnings, for this purpose, consist of pre-tax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus dividends received on equity investments. Pre-tax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period. Fixed charges do not take into account exchange gain or loss attributable to our indebtedness.

Source:	PEMEX’s unaudited condensed consolidated interim financial statements, prepared in accordance with IFRS.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at September 30, 2012.

	At September 30, 2012(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps.	534,354	U.S.$	41,577
Long-term domestic debt		107,270		8,347

Total long-term debt(3)		641,624		49,924

Certificates of Contribution “A”(4)		49,605		3,860
Mexican Government contributions to Petróleos Mexicanos		178,731		13,907
Legal reserve		978		76
Donation surplus		3,465		270
Other comprehensive income		(30,483)		(2,372)
Accumulated losses from prior years		(89,107)		(6,933)
Net income for the period		31,855		2,479

Total equity		145,043		11,286

Total capitalization	Ps.	786,667	U.S.$	61,209

Note:	Numbers may not total due to rounding.
(1)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 12.8521= U.S. $1.00 at September 30, 2012. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since September 30, 2012, except for our undertaking of new financings disclosed under “Liquidity and Capital Resources—Recent Financing Activities” in this report and in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities” in the Form 20-F.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 102,754 million (U.S. $7,995 million) at September 30, 2012.
(4)	Equity instruments held by the Mexican Government.

Source:	PEMEX’s unaudited condensed consolidated interim financial statements, prepared in accordance with IFRS.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the Nine Months Ended September 30, 2012 Compared to the Nine Months Ended September 30, 2011

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards, which we refer to as Mexican FRS) differ in certain significant respects from IFRS. The principal changes to our accounting policies and the effects on our unaudited condensed consolidated interim financial statements resulting from the adoption of IFRS are described in Notes 2 and 13 to our unaudited condensed consolidated interim financial statements and in “Item 5—Operating and Financial Review and Prospects—Recently Issued Accounting Standards” of the Form 20-F.

	Nine months ended September 30,
	2011		2012(1)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps.	576,866	Ps.	631,574	U.S.$	49,142
Export		557,200		589,383		45,859
Services income		4,080		5,353		417

Total revenues		1,138,146		1,226,310		95,417
Costs of sales		566,217		598,791		46,591
General expenses		62,933		85,494		6,652
Other revenues—net(2)		119,069		162,289		12,627

Operating income		628,065		704,313		54,801
Comprehensive financing result—net(3)		(61,043)		14,158		1,102
Profit-sharing in non-consolidated subsidiaries, affiliates and others		1,045		2,048		159

Income before taxes and duties		568,067		720,518		56,062
Taxes and duties		632,028		688,663		53,584

Net income (loss) for the period	Ps.	(63,960)	Ps.	31,855	U.S.$	2,479

Other comprehensive income (loss)—net		3,580		(12,919)		(1,005)

Net comprehensive result for the period	Ps.	(60,380)	Ps.	18,936	U.S.$	1,473

Note:	Numbers may not total due to rounding.
(1)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 12.8521 = U.S. $1.00 at September 30, 2012. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(2)	Includes the credit attributable to the Special Tax on Production and Services (which we refer to as IEPS) in the first nine months of 2011 and 2012, when the IEPS tax rate was negative.
(3)	Includes exchange rate loss in the amount of Ps. 39.7 billion in the first nine months of 2011 and exchange rate gains in the amount of Ps. 47.4 billion in the first nine months of 2012.

Source:	PEMEX’s unaudited condensed consolidated interim financial statements, prepared in accordance with IFRS.

Total Revenues

Total revenues increased by 7.7% in the first nine months of 2012, from Ps. 1,138.1 billion in the first nine months of 2011 to Ps. 1,226.3 billion in the first nine months of 2012. The increase in total revenues resulted primarily from higher crude oil prices and an increase in the sales volumes of petroleum products.

Domestic Sales

Domestic sales increased by 9.5% in the first nine months of 2012, from Ps. 576.9 billion in the first nine months of 2011 to Ps. 631.6 billion in the first nine months of 2012, primarily due to an increase in the sale prices and greater volumes of sales of gasoline, diesel, solvent and jet fuel.

Domestic sales of petroleum products increased by 13.9% in the first nine months of 2012, from Ps. 498.2 billion in the first nine months of 2011 to Ps. 567.6 billion in the first nine months of 2012, primarily due to higher sales prices and greater volumes of sales of gasoline, solvent, diesel and jet fuel.

Domestic sales of dry natural gas decreased by 28.4% in the first nine months of 2012, from Ps. 50.7 billion in the first nine months of 2011 to Ps. 36.3 billion in the first nine months of 2012, primarily due to lower sales prices.

Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 1.1%, from Ps. 28.0 billion in the first nine months of 2011 to Ps. 27.7 billion in the first nine months of 2012, primarily as a result of a significant reduction in styrene sales due primarily to a plant that was not in operation and acrylonitrile sales due primarily to a market slowdown.

Export Sales

Total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 5.8%, from Ps. 557.2 billion in the first nine months of 2011 to Ps. 589.4 billion in the first nine months of 2012, primarily due to higher crude oil prices.

Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI CIM), P.M.I. Trading, Ltd. (which, together with PMI CIM, we collectively refer to as the PMI Group) and Mex Gas International, Ltd. (which we refer to as MGAS) and its subsidiaries, export sales by the subsidiary entities to the PMI Group and MGAS increased by 5.9%, from Ps. 494.2 billion in the first nine months of 2011 to Ps. 523.4 billion in the first nine months of 2012. In U.S. dollar terms, excluding the trading activities of the PMI Group and MGAS, total export sales decreased by 3.6%, from U.S. $41.1 billion in the first nine months of 2011 to U.S. $39.6 billion in the first nine months of 2012, due to a decrease in export sales volumes.

Crude oil and condensate export sales accounted for 89.3% of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2012, as compared to 88.8% in the first nine months of 2011. Crude oil and condensate export sales increased in peso terms by 6.4%, from Ps. 438.9 billion in the first nine months of 2011 to Ps. 467.2 billion in the first nine months of 2012, primarily due to a 3.9% increase in the weighted average export price of the Mexican crude oil basket, from U.S. $99.84 per barrel in the first nine months of 2011 to U.S. $103.76 in the first nine months of 2012. The volume of crude oil exports decreased by 7.3%, from 1,337 thousand barrels per day in the first nine months of 2011 to 1,239 thousand barrels per day in the first nine months of 2012.

Export sales of petroleum products represented 10.1% of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2012, as compared to 10.7% in the first nine months of 2011. Export sales of petroleum products increased by 0.2%, from Ps. 52.9 billion in the first nine months of 2011 to Ps. 53.0 billion in the first nine months of 2012, primarily due to increases in the average export prices of petroleum products, which was partially offset by a lower production of fuel oil in the Minatitlán, Cadereyta, Salina Cruz and Salamanca refineries.

Export sales of natural gas, which represented 0.02% of total export sales (excluding the trading activities of MGAS) in the first nine months of 2012 and the first nine months of 2011, were not significant. Export sales of natural gas increased by 27.1%, from Ps. 78.9 million in the first nine months of 2011 to Ps. 100.3 million in the first nine months of 2012, primarily due to an increase in export prices.

Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2011 and 2012 (0.48% and 0.58%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 25.0% from Ps. 2.4 billion in the first nine months of 2011 to Ps. 3.0 billion in the first nine months of 2012, due to an increase in the volume and prices of exports of certain petrochemical products, such as sulfur, ammonia, butadiene and ethylene.

Services Income

Services income increased by 31.7% in the first nine months of 2012, from Ps. 4.1 billion in the first nine months of 2011 to Ps. 5.4 billion in the first nine months of 2012, mainly as a result of an increase in the amount of freight services provided to third parties.

Costs of Sales

Costs of sales increased by 5.8%, from Ps. 566.2 billion in the first nine months of 2011 to Ps. 598.8 billion in the first nine months of 2012. This increase was primarily due to: (i) an increase in the cost of products imported by us for resale in Mexico or for use in our operations mainly as a result of higher product prices, primarily gasoline, fuel oil and diesel; (ii) an increase in depreciation and amortization because of higher investments of fixed assets including wells; and (iii) an increase of Ps. 11 billion in maintenance expenses related to wells, pipelines, properties, plant and equipment. This increase was partially offset by the reclassification of retirement benefits as general expenses, as described in “—Total General Expenses” below.

Total General Expenses

Total general expenses increased by 35.9%, from Ps. 62.9 billion in the first nine months of 2011 to Ps. 85.5 billion in the first nine months of 2012. This increase was primarily due to (i) the reclassification of retirement benefits of retired employees to total general expenses as of January 1, 2012, as a result of our determination to allocate this cost to total general expenses as opposed to costs of sales on the basis that such costs are not part of any operating activity, and (ii) an increase in the net cost of employee benefits for the period, which increased as a result of the financial impact of an additional year of seniority for all employees and changes to the actuarial calculation method.

Other Revenues, Net

Other revenues, net, increased by Ps. 43.2 billion, or 36.3%, from net revenues of Ps. 119.1 billion in the first nine months of 2011 to net revenues of Ps. 162.3 billion in the first nine months of 2012, primarily due to a larger IEPS tax credit, which totaled Ps. 164.4 billion in the first nine months of 2012 as compared to Ps. 123.3 billion in the first nine months of 2011.

Comprehensive Financing Result

Comprehensive financing result reflects interest income (including gains and losses on certain derivative financial instruments), interest expense and foreign exchange gain or loss. A substantial portion of our indebtedness, 83.3% as of September 30, 2012, is denominated in U.S. dollars and other foreign currencies, so an appreciation of the Mexican peso against the U.S. dollar results in a foreign exchange gain.

Our income associated with comprehensive financing result increased by Ps. 75.2 billion, or 123.3%, from a loss of Ps. 61.0 billion in the first nine months of 2011 to a gain of Ps. 14.2 billion in the first nine months of 2012. This increase was primarily due to a Ps. 47.4 billion net foreign exchange gain in the first nine months of 2012, as contrasted with a foreign exchange loss of Ps. 39.7 billion in the first nine months of 2011, due to the greater appreciation of the Mexican peso against the euro and U.S. dollar during the first nine months of 2012 as compared to the first nine months of 2011. This increase was partially offset by a Ps. 11.7 billion increase in our net interest expense (including the expense associated with financial products) from the first nine months of 2011 to the first nine months of 2012, primarily as a result of greater losses on derivative financial instruments in the first nine months of 2012 as compared to the first nine months of 2011.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes paid increased by 9.0%, from Ps. 632.0 billion in the first nine months of 2011 to Ps. 688.7 billion in the first nine months of 2012, largely due to a 3.9% increase in the weighted average price of the Mexican crude oil basket, from U.S. $99.84 per barrel in the first nine months of 2011 to U.S. $103.76 per barrel in the same period of 2012. Taxes and duties represented 56.2% of total revenues from sales and services in the first nine months of 2012, as compared to 55.5% in the first nine months of 2011, because our effective rate of taxes and duties increases as oil prices increase.

Net Income

In the first nine months of 2012, we reported a net income of Ps. 31.9 billion (U.S. $2.5 billion) on Ps. 1,226.3 billion in total revenues, as compared to a net loss of Ps. 64.0 billion (U.S. $5.0 billion) on Ps. 1,138.1 billion in total revenues in the first nine months of 2011. This increase in net income is primarily explained by (i) an increase in our total revenues, which resulted from higher crude oil product prices and increases in the sales volumes of petroleum products, (ii) an increase in other revenues primarily due to a larger IEPS tax credit and (iii) the increase in our income associated with comprehensive financing result due to net foreign exchange gains, as a result of the greater appreciation of the Mexican peso against the euro and the U.S. dollar during the first nine months of 2012 as compared to the first nine months of 2011.

Liquidity and Capital Resources

Cash Flows from Operating, Financing and Investing Activities

During the first nine months of 2012, net funds provided by operating activities, totaled Ps. 148.4 billion, as compared to Ps. 137.4 billion in the first nine months of 2011. Income before taxes and duties totaled Ps. 720.5 billion in the first nine months of 2012, as compared to income before taxes and duties of Ps. 568.1 billion in the first nine months of 2011. Our net cash flows from financing activities were negative Ps. 15.9 billion in the first nine months of 2012, as compared to negative Ps. 18.8 billion in the first nine months of 2011. During the first nine months of 2012, we applied net funds of Ps. 131.5 billion to net investments in fixed assets, as compared to our application of net funds of Ps. 127.9 billion to net investments in fixed assets in the first nine months of 2011.

At September 30, 2012, our cash and cash equivalents totaled Ps. 114.3 billion, as compared to Ps. 114.4 billion at December 31, 2011.

Recent Financing Activities

During the period from May 1, 2012 to November 26, 2012, Petróleos Mexicanos participated in the following financings:

•

On June 26, 2012, Petróleos Mexicanos issued U.S. $1,750,000,000 of its 5.50% Bonds due 2044. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On July 6, 2012, Petróleos Mexicanos issued two series of notes in the amount of U.S. $400,000,000 each, which bear interest at a semi-annual fixed rate of 2.0% and 1.95%, respectively, and mature in December 2022. The notes are guaranteed by Export-Import Bank of the United States.

•	On July 18, 2012, Petróleos Mexicanos obtained a bilateral export credit agency loan for U.S. $300,000,000, which bears interest at a fixed rate of 1.5% annually and matures in July 2017.

•

On July 26, 2012, Petróleos Mexicanos issued U.S. $400,000,000 of notes maturing December 2022, which bear interest at a semi-annual fixed rate of 1.70%. The notes are guaranteed by Export-Import Bank of the United States.

•

On October 19, 2012, Petróleos Mexicanos issued U.S. $1,000,000,000 of its 5.50% Bonds due 2044, which was a reopening of the bonds issued on June 26, 2012. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On October 30, 2012, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000,000; the facility bears interest at a floating rate linked to the London Interbank Offered Rate (LIBOR) and matures in 2017.

•	Between May 1, 2012, and November 26, 2012, P.M.I. Trading, Ltd. obtained U.S. $1,116,376,923 from its revolving credit line and repaid U.S. $1,081,376,923.

•	Between May 1, 2012 and November 26, 2012, P.M.I. Holdings, B.V. obtained U.S. $9,518,000,000 from its revolving credit line and repaid U.S. $8,078,000,000.

•

On November 29, 2012, Petróleos Mexicanos issued, in the Mexican market, Ps. 25,000,000,000 of certificados bursátiles in three tranches: one at a floating rate for Ps. 11,500,000,000, which matures in 2017; the second at a fixed rate for Ps. 3,500,000,000, which matures in 2027; and the third at a fixed rate for Ps. 10,000,000,000, which was a reopening of the securities issued on December 7, 2011 and matures in 2021. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

As of November 26, 2012, Petróleos Mexicanos had U.S. $3.3 billion in available lines of credit in order to ensure liquidity.

Indebtedness

During the first nine months of 2012, our total debt decreased by 5.0%, from Ps. 783.2 billion at December 31, 2011 to Ps. 744.4 billion at September 30, 2012, primarily as a result of an 8.1% appreciation of the Mexican peso against the U.S. dollar during this period, as well as from a 7.0% decrease in short-term debt.

At September 30, 2012 and as of the date of this report, we were not in default on any of our financing agreements.

Business Overview

Production

Set forth below are selected summary operating data relating to PEMEX.

	Nine months ended September 30,
	2011	2012
Operating Highlights
Production
Crude oil (tbpd)	2,525	2,541
Natural gas (mmcfpd)	6,501	6,378
Petroleum products (tbpd)	1,367	1,370
Petrochemicals (mt)(1)	6,237	4,868
Average crude oil exports (tbpd)(2)
Olmeca	207	198
Isthmus	98	97
Maya(3)	1,033	945

Total	1,337	1,239
Value of crude oil exports (value in millions of U.S. dollars)(2)	U.S.$ 36,449	U.S.$ 35,232
Average PEMEX crude oil export prices per barrel(4)
Olmeca	U.S.$ 109.16	U.S.$ 110.94
Isthmus	105.54	108.96
Maya	97.42	101.73
Weighted average price(5)	99.84	103.76
Monthly average West Texas Intermediate crude oil average price per barrel(6)	U.S.$ 95.39	U.S.$ 96.13

Notes:	Numbers may not total due to rounding.
tbpd = thousands of barrels per day
mmcfpd = millions of cubic feet per day
mt = thousands of tons
(1)	Excludes ethane and butane gases.
(2)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of November 7, 2012.
(3)	Subject to adjustment to reflect the percentage of water in each shipment.
(4)	Average price during period indicated based on billed amounts.
(5)	On November 26, 2012, the weighted average price of PEMEX’s crude oil export mix was U.S. $96.23 per barrel.
(6)	On November 26, 2012, the West Texas Intermediate crude oil spot price was U.S. $87.76 per barrel.

Source:	Petróleos Mexicanos and the PMI Group.

Crude oil production increased by 0.6% in the first nine months of 2012, from 2,525 thousand barrels per day in the first nine months of 2011 to 2,541 thousand barrels per day in the first nine months of 2012, primarily as a result of the completion and repair of wells in the Yaxché and Chuc projects in the Southwestern Marine region, in the Ogarrio-Magallanes project in the Southern region and in the Aceite Terciario del Golfo (which we refer to as ATG) project in the Northern region. This increase was partially offset by:

•	delays in the completion of wells at Cantarell due to delays in drilling equipment contracts as a result of longer tender processes and changes in current market conditions; and

•	a natural decline in production at the Delta del Grijalva project in the Southern region and at the Cantarell project in the Northeastern Marine region.

Natural gas production decreased by 1.9% in the first nine months of 2012 as compared to the first nine months of 2011, from 6,501 million cubic feet per day in the first nine months of 2011 to 6,378 million cubic feet per day in the first nine months of 2012. This decrease was primarily the result of:

•	a decrease in non-associated gas production due to a reduction in the completion of wells and drilling activities in the Burgos and Veracruz business units of the Northern region; and

•

the reduced production in the Burgos business unit as a result of the explosion and fire at the natural gas facility located in Reynosa, in northern Mexico. See “—PEMEX’s Internal Monitoring” below for more details regarding this explosion.

This decrease was partially offset by an increase in associated gas production at the Litoral de Tabasco business unit in the Southwestern Marine region and at the ATG business unit in the Northern region, which increased by 77 and 42 million cubic feet per day, respectively.

Production of petroleum products increased by 0.2% in the first nine months of 2012, from 1,367 thousand barrels per day in the first nine months of 2011 to 1,370 barrels per day in the first nine months of 2012. Production levels for gasolines and diesel recorded increases, while those for fuel oil and liquefied petroleum gas recorded decreases.

Petrochemicals production decreased by 21.9% in the first nine months of 2012, from 6,237 thousand tons in the first nine months of 2011 to 4,868 thousand tons in the first nine months of 2012. This decrease was primarily due to a temporary shutdown in the aromatics chain as a result of the ongoing incorporation of a new catalytic regeneration platforming plant in the Cangrejera Petrochemical Complex, which continued during the third quarter of 2012. This decrease was partially offset by the following:

•	an increase in production in the methane derivatives chain, primarily of ammonia and methanol;

•	an increase in production in the ethane derivatives chain, mainly of ethylene and polyethylenes; and

•	an increase in production in the propylene and derivatives chain, mostly of propylene.

Exploration and Production

Integrated Exploration and Production Contracts

Our Integrated Exploration and Production Contracts (which we refer to as the Integrated E&P Contracts) program is based on the various laws and amendments enacted as part of the 2008 reforms. See “—History and Development” in “Item 4—Information on

the Company” in the Form 20-F for more details regarding these reforms. We awarded our first round of Integrated E&P Contracts, relating to the Santuario, Carrizo and Magallanes fields in the Southern region in Mexico, in August 2011. In January 2012, we announced tenders for a second round of contracts based in Mexico’s Northern region: four onshore (Altamira, Pánuco, San Andrés and Tierra Blanca) and two offshore (Arenque and Atún) blocks. Contracts for the second round were awarded in July and August of this year to Petrofac, Schlumberger, Cheiron (Pico Petroleum) and Monclova Pirineos Gas/Alfacit del Norte.

On October 22, 2012, we published preliminary technical and legal information relating to a third round of Integrated E&P Contracts. These contracts will cover six blocks—Soledad, Amatitlán, Humapa, Pitepec, Miquetla and Miahuapán—within the onshore Chicontepec basin. Our board of directors approved the plans for this third round of contracts in November 2012. We plan to call for bids before the end of this year and award the contracts in July 2013.

Collaboration Agreements

In October 2012, we signed an agreement with British Petroleum (BP) to share technical information to build, operate and maintain our well capping system for deep waters in the Gulf of Mexico. BP has agreed to share the technical information and expertise needed to operate this system with us at no cost. We have agreed that if we make any future advances to this well capping technology, we will in turn share them with BP at no cost.

Refining

New Refinery at Tula

During the third quarter of 2012, we awarded the following service contracts to Axens North America Inc., Jacobs Nederland B.V. and Bechtel Hydrocarbon Technology Solutions Inc. in connection with the new refinery being constructed in Tula. These service contracts provide for the following:

•	Axens North America Inc. will provide the engineering services for a gas-oil hydrodesulfurizer plant with a processing capacity of 121 million barrels per day;

•	Jacobs Nederland B.V. will provide the engineering and management services for a sulfur recovery plant with a processing capacity of 1,920 tons per day; and

•

Bechtel Hydrocarbon Technology Solutions Inc. will provide the processing design package, as well as technical assistance and the licensing of refinery technologies, for the delayed coking plant that is expected to have a processing capacity of 166 thousand barrels per day.

PEMEX Corporate Matters

Investment in Repsol

We hold investments in shares of Repsol YPF, S.A. (which we refer to as Repsol), as described under “Item 4—Information on the Company—PEMEX Corporate Matters—Investment in Repsol” and “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Instruments Entered Into for Trading Purposes” in the Form 20-F.

As described in Note 8 to our consolidated financial statements in the Form 20-F, we recorded the 57,204,240 Repsol shares acquired by P.M.I. Holdings, B.V. during 2011 as an “available-for-sale investment” and valued our investment in these shares, as of December 31, 2011, at approximately U.S. $1.765 billion. The market value of Repsol shares traded on the Bolsa de Madrid (Madrid Stock Exchange) has decreased approximately 30.0% since the end of 2011, from a closing price of €23.74 per share on December 30, 2011 to a closing price of €16.61 per share on November 26, 2012. Because these Repsol shares are recorded as available-for-sale, changes in their market value are recognized in the comprehensive result component of our equity and do not affect our results of operations. As of the date of this report, we are in the process of evaluating the impact the expropriation of Repsol’s YPF shares will have on our investment in Repsol.

PEMEX’s Internal Monitoring

On September 18, 2012, there was an explosion and fire at a natural gas facility located in Reynosa, in northern Mexico. As a result of the explosion and fire, 31 people died, 46 people were injured, and there was significant damage to the metering skid, a pipeline and several control valves. The accident occurred when one of the measurement pipelines exploded and the gas ignited. Immediately following this accident, Pemex-Exploration and Production temporarily shut down wells that utilized the affected pipeline; these wells constituted 2,462 of the 3,189 wells that were producing natural gas in this region before the accident. Most of the wells that were shut down following the accident have since resumed production and, as a result, production has returned to pre-disruption levels. The facility resumed operations on October 26, 2012. We estimate that following the accident, a total of approximately 712.3 million cubic feet of natural gas was not extracted as a result of our inability to access the pipelines necessary for its transportation. The cause and the environmental consequences of the explosion are being investigated, and the findings of this investigation are expected to be published in an independent report in December 2012.

As of September 30, 2012, our accident frequency rate increased by 20.4% as compared to the rate for the year ended December 31, 2011, from 0.54 to 0.65 injuries per million man-hours worked with exposure to risk.

Transportation and Distribution

On June 1, 2012, we signed a letter of intent with the Ministry of Navy of Mexico for the construction by the Mexican Navy of tugboats, barges and other vessels for our fleet. This agreement is part of our strategy to promote the development of Mexican shipyards in order to strengthen the Mexican shipbuilding industry.

On September 27, 2012, we announced a plan for the renewal and modernization of our fleet, which will involve the acquisition of approximately 122 vessels at an estimated cost of approximately U.S. $840 million. This plan will be implemented through five different stages from 2013 to 2018, the first of which began in August 2012.

Directors, Senior Management and Employees

Recent Appointments

On May 30, 2012, Mr. Agustín Castro Pérez was appointed Corporate Director of Management of Petróleos Mexicanos, replacing the Acting Corporate Director of Management of Petróleos Mexicanos, Mr. Marco Antonio Murillo Soberanis.

Effective December 1, 2012, Mr. Pedro Joaquín Coldwell was appointed Secretary of Energy and, as a result of such appointment, Chairman of the Board of Directors of Petróleos Mexicanos, replacing Mr. Jordy H. Herrera Flores. In addition, effective December 1, 2012, Mr. Emilio Lozoya Austin was appointed Director General of Petróleos Mexicanos and, as a result of such appointment, chairman of the board of directors of each subsidiary entity, replacing Mr. Juan José Suárez Coppel.

Employees

Pursuant to the collective bargaining agreement entered into by Petróleos Mexicanos and the Sindicato de Trabajadores Petroleros de la República Mexicana (Petroleum Workers’ Union of the Mexican Republic, or the Union) on July 27, 2011, Petróleos Mexicanos and the Union agreed to a 4.25% increase in wages and a 1.5% increase in other benefits on July 31, 2012, which became effective August 1, 2012.

Legal Proceedings

In the ordinary course of our business, we are named in a number of lawsuits of various types. Our material legal proceedings are described in Note 11 to the unaudited condensed consolidated interim financial statements of PEMEX included in this report.

Additional Information

In accordance with Mexico’s electoral law, on August 31, 2012, the Tribunal Electoral del Poder Judicial de la Federación (Federal Electoral Court) officially validated the results of the presidential election held in Mexico on July 1, 2012, and declared Mr. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI). President-elect, Mr. Peña Nieto formally assumed office as the new President of Mexico on December 1, 2012, replacing Mr. Felipe Calderón Hinojosa, a member of the Partido Acción Nacional (National Action Party, or PAN). The new President’s term will expire on November 30, 2018.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2012 AND 2011

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2012 AND 2011

INDEX

Contents	Page

Unaudited condensed consolidated interim financial statements:
Unaudited condensed consolidated interim statements of financial position	F-1
Unaudited condensed consolidated interim statements of comprehensive income	F-2 through F-3
Unaudited condensed consolidated interim statements of changes in equity	F-4 through F-5
Unaudited condensed consolidated interim statements of cash flows	F-6
Notes to the unaudited condensed consolidated interim financial statements	F-7 through F-53

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION AS OF

SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

		September 30, 2012		December 31, 2011		January 1, 2011
ASSETS:
Current assets:
Cash and cash equivalents (Note 4)	Ps.	114,317,489	Ps.	114,368,236	Ps.	131,182,925
Accounts, notes receivable and others—Net (Note 5)		149,163,306		154,658,669		120,887,383
Inventories—Net (Note 6)		48,951,718		45,040,255		39,267,871
Derivative financial instruments		10,970,523		15,525,994		19,571,251
Available-for-sale investment securities (Note 7)		13,923,286		24,655,980		—

Total current assets		337,326,322		354,249,134		310,909,430
Non-current assets:
Permanent investments in shares of non-consolidated subsidiaries, associates and others (Note 8)		16,491,502		15,646,163		13,520,253
Wells, pipelines, properties, plant and equipment—Net		1,616,104,302		1,594,573,945		1,529,581,942
Intangible assets—Net		19,692,020		18,772,956		14,900,990
Deferred taxes		1,071,892		153,858		611,048

Total assets	Ps.	1,990,686,038	Ps.	1,983,396,056	Ps.	1,869,523,663

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 9)	Ps.	102,753,622	Ps.	110,497,449	Ps.	89,554,617
Suppliers		57,490,145		53,313,171		43,474,439
Accounts payable and others		23,070,387		23,864,073		21,611,539
Taxes and duties payable		54,102,346		65,770,459		52,565,900

Total current liabilities		237,416,500		253,445,152		207,206,495
Long-term liabilities:
Long-term debt (Note 9)		641,624,012		672,657,167		574,790,468
Reserve for employee benefits		877,792,114		843,461,618		782,029,038
Reserve for sundry creditors and other		61,922,307		62,092,893		54,129,959
Deferred taxes		26,888,211		25,679,021		27,612,131

Total liabilities		1,845,643,144		1,857,335,851		1,645,768,091

EQUITY:
Certificates of Contribution “A”		49,604,835		49,604,835		49,604,835
Mexican Government contributions to Petróleos Mexicanos		178,730,591		178,730,591		178,730,591
Legal reserve		977,760		977,760		977,760
Donation surplus		3,464,922		3,418,328		3,418,328
Accumulated other comprehensive income (loss)		(30,483,342)		(17,564,270)		(232,378)
Accumulated (losses)		(89,107,039)		(8,743,564)		(8,743,564)
Net income (loss) for the period ended		31,855,167		(80,363,475)		—

Total equity		145,042,894		126,060,205		223,755,572

Total liabilities and equity	Ps.	1,990,686,038	Ps.	1,983,396,056	Ps.	1,869,523,663

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

		2012		2011
Net sales:
Domestic	Ps.	631,573,509	Ps.	576,866,440
Export		589,383,039		557,199,895
Services income		5,352,920		4,079,760

Total revenues		1,226,309,468		1,138,146,095
Cost of sales		598,790,946		566,216,945

Gross income		627,518,522		571,929,150
Total general expenses		85,494,144		62,933,426
Other revenues—Net		162,288,856		119,069,043

Operating income		704,313,234		628,064,767
Comprehensive financing result—Net		14,157,515		(61,043,169)
Profit-sharing in non-consolidated subsidiaries, associates and others		2,047,636		1,045,488

Income before taxes and duties		720,518,385		568,067,086
Taxes and duties		688,663,218		632,027,581

Net income (loss) for the period	Ps.	31,855,167	Ps.	(63,960,495)

Other comprehensive result:
Currency translation effect		(4,353,193)		3,239,680
Primary financial instruments (Note 7)		(8,565,879)		340,437

		(12,919,072)		3,580,117

Net comprehensive result	Ps.	18,936,095	Ps.	(60,380,378)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

		2012		2011
Net sales:
Domestic	Ps.	214,973,169	Ps.	201,399,965
Export		192,086,709		189,430,853
Services income		1,858,545		1,305,115

Total revenues		408,918,423		392,135,933
Cost of sales		203,340,986		210,490,543

Gross income		205,577,437		181,645,390
Total general expenses		29,484,078		22,024,470
Other revenues—Net		45,229,848		41,137,737

Operating income		221,323,207		200,758,657
Comprehensive financing result—Net		23,946,538		(70,312,476)
Profit-sharing in non-consolidated subsidiaries, associates and others		2,021,280		762,766

Income before taxes and duties		247,291,025		131,208,947
Taxes and duties		223,399,490		212,750,749

Net income (loss) for the period	Ps.	23,891,535	Ps.	(81,541,802)

Other comprehensive result:
Currency translation effect		(2,671,188)		5,198,710
Primary financial instruments		(2,325,289)		430,414

		(4,996,477)		5,629,124

Net comprehensive result	Ps.	18,895,058	Ps.	(75,912,678)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2012

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

									Accumulated comprehensive income (loss)
	Certificates of Contribution “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Donation surplus		Primary financial instruments		Currency translation effect		Losses for employee benefits		Net income for the period		Accumulated losses		Total
Balances as of January 1, 2012 (unaudited)	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	3,418,328	Ps.	3,872,160	Ps.	4,594,838	Ps.	(26,031,268)	Ps.	—	Ps.	(89,107,039)	Ps.	126,060,205
Donation surplus		—		—		—		46,594		—		—		—		—		—		46,594
Net income for the period		—		—		—		—		—		—		—		31,855,167		—		31,855,167
Other comprehensive result		—		—		—		—		(8,565,879)		(4,353,193)		—		—		—		(12,919,072)

Net comprehensive result		—		—		—		—		(8,565,879)		(4,353,193)		—		31,855,167		—		18,936,095

Balances as of September 30, 2012 (unaudited)	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	3,464,922	Ps.	(4,693,719)	Ps.	241,645	Ps.	(26,031,268)	Ps.	31,855,167	Ps.	(89,107,039)	Ps.	145,042,894

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

									Accumulated comprehensive income (loss)
	Certificates of Contribution “A”		Mexican Government contributions to Petróleos Mexicanos		Legal reserve		Donation surplus		Primary financial instruments		Currency translation effect		Net income (loss) for the period		Accumulated losses		Total
Balances as of January 1, 2011 (unaudited)	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	3,418,328	Ps.	(232,378)	Ps.	—	Ps.	—	Ps.	(8,743,564)	Ps.	223,755,572
Donation surplus		—		—		—		140,327		—		—		—		—		140,327
Net income (loss) for the period		—		—		—		—		—		—		(63,960,495)		—		(63,960,495)
Other comprehensive result		—		—		—		—		340,437		3,239,680		—		—		3,580,117

Net comprehensive result		—		—		—		—		340,437		3,239,680		(63,960,495)		—		(60,380,378)

Balances as of September 30, 2011 (unaudited)	Ps.	49,604,835	Ps.	178,730,591	Ps.	977,760	Ps.	3,558,655	Ps.	108,059	Ps.	3,239,680	Ps.	(63,960,495)	Ps.	(8,743,564)	Ps.	163,515,521

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

		2012		2011
Operating activities:
Income before taxes and duties	Ps.	720,518,385	Ps.	568,067,086
Depreciation and amortization		105,574,433		92,740,181
Impairment of properties, plant and equipment		—		3,919,230
Profit sharing in non-consolidated subsidiaries and associates		(2,047,637)		(1,045,488)
Disposal of fixed assets		2,986,539		2,850,443
Unsuccessful wells		9,102,414		8,149,829
Foreign exchange fluctuations		(56,720,319)		49,054,063
Interest expense		27,328,413		23,904,297
Valuation effects from derivative financial instruments		(53,664)		—

		806,688,564		747,639,641

Funds provided by (used in) operating activities:
Derivative financial instruments		3,295,559		4,026,946
Accounts and notes receivable		5,465,063		(33,870,148)
Inventories		(4,949,826)		(5,122,129)
Other assets		(3,169,997)		(3,832,934)
Suppliers		4,176,975		14,387,610
Accounts payable and accrued expenses		443,634		5,369,174
Taxes payable		(700,331,330)		(626,262,850)
Reserve for sundry creditors and others		1,781,175		5,244,261
Contributions and payments for employee benefits		34,330,496		30,788,399
Deferred income taxes		714,432		(969,699)

Net cash flows from operating activities		148,444,745		137,398,271

Investing activities:
Acquisition of fixed assets		(129,888,082)		(103,094,182)
Exploration costs		(1,600,741)		(3,983,300)
Investments (Note 7)		—		(20,783,820)

Net cash flows (used in) investing activities		(131,488,823)		(127,861,302)

Cash flows available for financing activities		16,955,922		9,536,969

Financing activities:
Proceeds from new debt		248,446,996		104,964,037
Debt payments, principal only		(237,586,712)		(99,962,129)
Interest paid		(26,769,282)		(23,833,524)

Net cash flows (used in) from financing activities		(15,908,998)		(18,831,616)

Net increase (decrease) in cash and cash equivalents		1,046,924		(9,294,647)
Effects of change in cash value		(1,097,671)		3,825,572
Cash and cash equivalents at the beginning of the period		114,368,236		131,182,925

Cash and cash equivalents at the end of the period	Ps.	114,317,489	Ps.	125,713,850

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND

                  SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States (“Mexico”) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities are decentralized public entities of the Federal Government of Mexico (the “Mexican Government”) and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities are regulated mainly by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the “Regulatory Law”), and the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), which establishes the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities, with Petróleos Mexicanos (Corporate) responsible for the central conduction and strategic direction of such activities.

The Petróleos Mexicanos Law, which was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on November 28, 2008, establishes that the four Subsidiary Entities, as created by the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), which preceded the Petróleos Mexicanos Law, will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad, unless and until the Mexican Government issues a decree or decrees of reorganization based on a proposal by the Board.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

•	Pemex-Exploración y Producción (“Pemex-Exploration and Production”);

•	Pemex-Refinación (“Pemex-Refining”);

•	Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”); and

•	Pemex-Petroquímica (“Pemex-Petrochemicals”).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities can be performed only by Petróleos Mexicanos and these Entities.

The principal objectives of the Subsidiary Entities are as follows:

I.	Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II.	Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III.	Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV.	Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets secondary petrochemicals.

For purposes of these unaudited condensed consolidated interim financial statements, any capitalized name or term that is not defined herein will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the predecessor statute to the Organic Law of Petróleos Mexicanos, whereas the Subsidiary Companies are companies that have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated, and are managed as private corporations.

PEMEX’s address and its principal place of business is:

Av. Marina Nacional No. 329

Col. Petróleos Mexicanos

México, D.F. 11311

México

NOTE 2—BASIS OF PREPARATION:

(a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standard Board (“IASB”).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements, and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2011, which were prepared under Mexican Financial Reporting Standards (“Mexican FRS”). PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

On November 26, 2012, these unaudited condensed consolidated interim financial statements and the notes thereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Controls and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

(b)	Adoption of International Financial Reporting Standards (“IFRS”) as issued by the IASB

Until December 31, 2011, PEMEX’s condensed consolidated interim financial statements were prepared under Mexican FRS. Beginning January 1, 2012, the condensed consolidated interim financial statements are prepared under IFRS as issued by the IASB.

PEMEX established January 1, 2011 as the “transition date” to IFRS. The rules for first-time adopters of IFRS are established in IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”).

The statements of financial position as of December 31 and January 1, 2011, as well as the statements of comprehensive income, statements of changes in equity and statements of cash flows for the nine-month period ended September 30, 2011, and the statements of comprehensive income for the three-month period ended September 30, 2011 are included solely for comparative purposes and were prepared in accordance with IFRS, using the same accounting policies and procedures used in the preparation of the unaudited condensed consolidated interim financial statements as of and for the nine-month period ended September 30, 2012 and the statements of comprehensive income for the three-month period ended September 30, 2012.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

In order to determine its opening statement of financial position and comparative adoption statement of financial position as required by IFRS 1 PEMEX, in accordance with IFRS 1, chose the following exemptions and exceptions:

Optional Exemptions under IFRS

(i)	Exemption to use fair value as deemed cost for well, pipelines, plant and equipment items

IFRS 1 provides the option to measure property, plant and equipment, as well as certain intangibles, at their fair value as of the transition date to IFRS and use that fair value as the deemed cost of the relevant assets, or to use the updated book value previously reported under Mexican FRS, provided that such book value is broadly comparable to (a) fair value; or (b) cost or depreciated cost under IFRS, adjusted to recognize changes in inflation.

PEMEX has chosen to value certain of its plants, pipelines, offshore platforms and drilling equipment at fair value as of the transition date, and, in addition, to subject these fixed assets to impairment tests. For the remaining fixed assets, PEMEX has chosen to use their current values under Mexican FRS as their deemed cost. The net effect of the change in valuation of fixed assets is recognized against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

(ii)	Exemption for borrowing costs

IFRS 1 allows entities to apply the transitional guidelines included in revised IAS 23 “Borrowing Costs”, which provides that the standard is effective as of January 1, 2009 or the transition date to IFRS, whichever is later, unless the entity elects retrospective application.

PEMEX chose to apply this exception and begin to capitalize all financing costs prospectively from the transition date.

(iii)	Exemption for accumulated currency translation effects

IFRS 1 permits the cancellation of accumulated gains and losses arising from the translation of foreign currency amounts in the consolidation of the financial statements related to foreign operations and investments accounted for by the equity method under Mexican FRS. This exception allows entities to avoid calculating the accumulated foreign currency translation effect in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates,” as of the date on which the subsidiary or investment accounted for by the equity method was created or acquired. Instead, PEMEX has chosen to cancel the accumulated gains and losses from foreign currency translation effect against the initial balance of (accumulated losses) retained earnings under IFRS as of the transition date.

(iv)	Exemption for determining cost in the measurement of investment in subsidiaries and associates in the preparation of separate financial statements

When an entity prepares separate financial statements, IAS 27 “Consolidated and Separate Financial Statements” (“IAS 27”) requires accounting for investments in subsidiaries, jointly controlled entities and associates at cost or fair value according to IFRS 9 “Financial Instruments.” IFRS 1 allows investments to be measured by one of the following methods: (a) the cost determined in accordance with IAS 27, or (b) the deemed cost. The deemed cost of the investment will be: (i) the fair value determined according to IFRS 9, or (ii) the carrying amount under previous GAAP, at the transition date.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

In accordance with IAS 27, PEMEX chose to use the carrying amount under Mexican FRS at the transition date as the deemed cost of its investments in the preparation of separate financial statements.

Mandatory exceptions under IFRS 1

(i)	Exception for accounting estimates

Estimates prepared under IFRS as of the transition date should coincide with those previously prepared under the entity’s former accounting principles basis, unless there is objective evidence that the previous estimates contained factual errors as of their dates. PEMEX has reviewed its estimates under Mexican FRS as of the transition date and has made no changes to the previously determined estimates.

Other policy changes

(i)	Early adoption of IAS 19 (revised) “Employee Benefits” (“IAS 19”)

PEMEX chose the early adoption of IAS 19, which eliminates the use of the “corridor method” to recognize actuarial gains and losses. As a result, such items are now recognized in other comprehensive income (loss) in the period in which they are incurred. Items that may be recognized in the statement of comprehensive income are limited to past and present service costs, gains or losses arising from plan curtailments or settlements and interest income or expense. All other gains or losses in (liabilities) assets for termination or retirement benefits are recognized in other comprehensive income (loss), with no further impact on the results of operations.

As a result, PEMEX has recognized all unamortized actuarial gains or losses and plan modifications reported under Mexican FRS against the initial balance of (accumulated losses) retained earnings under IFRS.

Additionally, accruals for termination benefits are only recognized when an entity has incurred a legal obligation to pay such benefits to the employee. For this reason, as of the transition date, PEMEX has cancelled the component of termination benefits against the initial balance of (accumulated losses) retained earnings under IFRS.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

(c)	Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model or deemed cost basis. The principal items measured at fair value are derivative financial instruments and certain assets at the transition date, including pipelines, properties, plant and equipment. The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

Regarding equity and other equity’s items, PEMEX recognized the effects of inflation in the preparation of its consolidated financial statements until December 31, 1997, the last year in which the economy was deemed as hyperinflationary in accordance with IAS 29 “Financial Reporting in Hyperinflationary Economies” under IFRS.

(d)	Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and presentation currency. All financial information has been rounded to the nearest thousand unless otherwise indicated.

References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “₤” refers to the legal currency of the United Kingdom, “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation, “Canadian dollars” or “CAD” refers to the legal currency of Canada and “Australian dollars” or “AUD” refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

(e)	Use of estimates

The preparation of the unaudited condensed consolidated interim financial statements requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the period. The relevant items subject to such estimates and assumptions include the carrying value of wells, pipelines, properties, plant and equipment, the valuation allowance for doubtful accounts, inventories, impairment, work in progress, deferred tax assets and liabilities, the valuation of financial instruments and liabilities related to employee benefits.

Actual results could differ from those estimates and assumptions.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements and in preparing the opening statements of financial position under IFRS as of January 1, 2011. The final determination of PEMEX’s accounting policies under IFRS, or any modification made to the policies set forth below after the date of this report, may affect the opening statement of financial position under IFRS.

(a)	Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies, including special purpose entities.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by Petróleos Mexicanos. Control exists when Petróleos Mexicanos has the power to govern the financial and operating policies of an entity in order to obtain benefits from its activities. The Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

The financial statements of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of PEMEX’s financial statements applying the same accounting policies.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”); P.M.I. Trading, Ltd. (“PMI Trading”); P.M.I. Holdings North America, Inc. (“PMI HNA”); P.M.I. Holdings Petróleos España, S.L. (“PMI HPE”); P.M.I. Holdings, B.V. (“PMI HBV”); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”); Kot Insurance Company, AG (“KOT”); Integrated Trade Systems, Inc. (“ITS”); P.M.I. Marine, Ltd. (“PMI Mar”); P.M.I. Services, B.V. (“PMI-SHO”); Pemex Internacional España, S.A. (“PMI-SES”); Pemex Services Europe, Ltd. (“PMI-SUK”); P.M.I. Services North America, Inc. (“PMI-SUS”); Mex Gas International, Ltd. (“MGAS”); Pemex Finance, Ltd.; Pemex Project Funding Master Trust (the “Master Trust”);(i) and Fideicomiso Irrevocable de Administración No. F/163 (“Fideicomiso F/163”).(i)

(i)	The Assumption and Termination Agreement for the Fideicomiso F/163 was executed on August 16, 2011. The Assumption and Termination Agreement of the Master Trust became effective on December 20, 2011, and the State of Delaware issued the cancellation certificate on the same day. These trusts are no longer included in these unaudited condensed consolidated interim financial statements of PEMEX as of December 31, 2011 and as of and for the nine-month and three-month periods ended September 30, 2012.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Investments in associates and joint ventures

Investments in associates are those in which PEMEX has significant influence but not the power to control financial and operational decisions.

It is assumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX’s share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX’s investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

Eliminated transactions in consolidation

All significant intercompany balances and transactions have been eliminated in the consolidation.

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Permanent investments in shares of non-consolidated subsidiaries, affiliates and others

Investments in shares where PEMEX does not have control, joint control or significant influence are carried at fair value, unless there is not a quoted price in an active market and the fair value cannot be measured reliably, in which case they are carried at cost. The dividends of these companies are recognized as revenue when they are declared.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Non-controlling interests

The interests of third-parties who do not have a controlling interest in the equity or comprehensive results of Subsidiaries of PEMEX, are presented in the consolidated statements of changes in equity as “non-controlling interests” and as net income and comprehensive income for the period, attributable to non-controlling interests in the consolidated statement of comprehensive income.

(b)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, demand deposits, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX’s short-term commitments.

With respect to the statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Restricted cash is not considered part of this line item and is presented in non-current assets.

(c)	Foreign currency

Transactions in foreign currency

Transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The exchange differences arising in relation to assets or liabilities in foreign currencies are recognized in income or expense, net in the consolidated statement of comprehensive income.

Translation of foreign currency

A foreign currency transaction shall be translated into a different presentation currency using the following procedures: (a) assets and liabilities for each statement of financial position presented shall be translated at the closing rate at the date of that statement of financial position; (b) income and expenses for each statement of comprehensive income or separate income statement presented shall be translated at exchange rates at the date of the transaction; and (c) all resulting exchange differences shall be recognized in other comprehensive income.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss.

The results and financial position of an entity whose functional currency is not the currency of a hyperinflationary economy have the same treatment as is mentioned in the paragraphs above.

(d)	Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) financial assets available for sale; (iv) loans and receivables held to maturity; or (v) derivative financial instruments, as applicable. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX’s financial instruments include cash and short-term deposits, accounts receivable, other receivables, loans, accounts payable to suppliers, accounts payable, borrowings and debts, as well as the derivatives.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX’s documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial instruments measured at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Held-to-maturity financial instruments

If PEMEX has the positive intent and ability to hold financial instruments to maturity, then such financial instruments are classified as held-to-maturity. Held-to-maturity financial instruments are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent PEMEX from classifying investment securities as held-to-maturity for the current and the following two financial years.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Available-for-sale financial instruments

Available-for-sale financial instruments are non-derivative financial instruments that are designated as available for sale or are not classified in any of the previous categories. PEMEX’s investments in certain equity securities and debt securities are classified as available-for-sale financial instruments. Available-for-sale financial instruments are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial instruments are measured at fair value. Changes therein, other impairment losses and foreign currency differences on available-for-sale instruments are recognized in other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

Sales and purchases of financial instruments that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate (“EIR”) method.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR.

Amortization of costs is included under the heading of financial costs in the statement of comprehensive income.

Derivative financial instruments and hedging

Derivative financial instruments (“DFIs”) presented in the statement of financial position are carried at fair value. In the case of derivatives held for trading, changes in fair value are recorded in profit or loss; in the case of derivatives formally designated as and that qualify as DFIs for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives found in its contracts, including, among others, procurement contracts, construction contracts and other commitments made by PEMEX. Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a derivative financial instrument. In some cases, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as derivative financial instruments, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the host contract.

PEMEX has determined that it has no embedded derivatives.

At the date of these unaudited condensed consolidated interim financial statements, there were no embedded derivatives that were required to be segregated and recorded pursuant to these criteria.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(e)	Inventories and cost of sales

PEMEX’s inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory, using the average cost formula. PEMEX includes fixed and indirect costs of production in the calculation of production cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost of sales represents the cost of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

(f)	Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses. The cost of certain pipelines, properties, plant and equipment at January 1, 2011, the transition date to IFRS, was determined by reference to its fair value at that date.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering, the criteria mentioned in IFRS 6 “Exploration for and Evaluation of Mineral Resources” (“IFRS 6”), in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable. Otherwise, the costs of drilling the exploratory well are charged to exploration expense. Other expenditures on exploration are charged to exploration expense, as incurred.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after January 1, 2011.

The cost of financing projects that require large investments or financing incurred for specific projects is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the statement of comprehensive income in the period they incurred.

The cost of self-constructed assets includes interest on financing, the cost of materials and direct labor as well as any other costs directly attributable to the commissioning. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, plant and equipment during the stage prior to commissioning, are stated at cost as construction in progress. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, plants and equipment and depreciation or amortization begins.

The costs of major maintenance, general repairs or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to-day servicing of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells is determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The capitalized value of leases is included in the line item of wells, pipelines, properties and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives.

(g)	Crude oil and natural gas reserves

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the exclusive right to extract these reserves and to sell the resulting production, but the reserves are not registered for accounting purposes since they are not owned by PEMEX. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended (“Rule 4-10(a)”), and where necessary, in accordance with the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

(h)	Impairment of non-financial assets

If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income to recognize the asset at its recoverable amount.

The recoverable amount is defined as the higher of the fair value minus the cost of sales and the use value.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

(i)	Intangible assets

Intangible assets acquired separately are measured at the time the initial cost of acquisition is recognized. After the initial recognition, intangible assets are measured at their acquisition cost, less (i) accumulated amortization, measured using the straight-line method during the estimated useful life of the intangible asset and (ii) accumulated impairment.

Rights-of-way and easements are amortized over the contract period or over the remaining life of the fixed asset or property to which they pertain.

(j)	Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Financial leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above.

(k)	Accruals

PEMEX recognizes accruals where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of assets is probable and the amount is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the particulars of each case. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

Obligations associated with the future retirement of assets, including those related to the retirement of properties, plant, equipment and their components but excluding those related to the retirement of wells, are recognized at the date the retirement obligation is incurred, based on the discounted cash flow method of accounting. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the amount.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indeterminate useful life due to the potential for maintenance and repairs, and, accordingly, PEMEX lacks sufficient information to reasonably determine the date on which they will be decommissioned.

(l)	Employee benefits

PEMEX has established defined benefit plans for the retirement of its employees, to which they do not contribute, that include medical services for retired personnel and their dependents, as well as benefits such as cash for utilities and basic necessities. Under IAS 19, benefits under these plans are based on an employee’s salary and years of service completed at retirement. Actuarial gains and losses relating to retirement and post-employment plans are recognized in other comprehensive result, while the actuarial gains and losses relating to long term benefits are recognized in comprehensive income, based on annual actuarial valuations performed by independent experts in accordance with the projected unit credit method. See Note 2(b) above.

PEMEX’s employee benefits are managed by Mexican trusts, the resources of which come from the Mexican Government’s budget, as well as the interest, dividends and capital gains derived from the investments made by such trusts.

(m)	Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production and revenues from oil, gas and refined products.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

The special tax laws to which PEMEX is subject are as follows:

•	Derecho ordinario sobre hidrocarburos (Ordinary Hydrocarbons Duty, or “DOSH”)

•	Derecho sobre hidrocarburos para el fondo de estabilización (Hydrocarbons Duty for the Stabilization Fund)

•	Derecho extraordinario sobre la exportación de crudo (Extraordinary Duty on Crude Oil Exports)

•	Derecho para la investigación científica y tecnológica en materia de energía (Duty for Scientific and Technological Research on Energy)

•	Derecho para la fiscalización petrolera (Duty for Oil Monitoring)

•	Derecho único sobre hidrocarburos (Sole Hydrocarbons Duty)

•	Derecho sobre la extracción de hidrocarburos (Extraction of Hydrocarbons Duty)

•	Derecho especial sobre hidrocarburos (Special Hydrocarbons Duty)

•	Derecho adicional sobre hidrocarburos (Additional Duty on Hydrocarbons)

•	Derecho para regular y supervisar la exploración y explotación de hidrocarburos (Duty to regulate and supervise the exploration and exploitation of hydrocarbons, or “Hydrocarbons Exploration Tax”)

•	Impuesto a los rendimientos petroleros (Hydrocarbon Income Tax, or “IRP”)

Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”).

Special Tax on Production and Services (“IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the Hydrocarbon Income Tax and Income Tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of the consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

(n)	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(o)	Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

Revenue for services rendered is recognized when PEMEX has a right to collect payment for such services.

(p)	Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by PEMEX’s management in order to allocate resources and assess the profitability of the segments.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

(q)	Accounting changes

As part of the adoption of IFRS, PEMEX continues to carry out a detailed review of the calculations for determining adjustments that allow initial adoption of IFRS. The primary results of this analysis were adjustments to the value of fixed assets in accordance with IFRS 1, which affected PEMEX’s accumulated earnings in its initial statement of financial position under IFRS.

The accounting effects resulting from these calculations were recognized in the reconciliation for the initial year of 2011 as follows:

	Previously reported amounts as of January 1, 2011		Accounting changes		Adjusted amounts as of January 1, 2011
Inventories	Ps.	36,786,565	Ps.	2,481,306	Ps.	39,267,871
Other current assets		19,037,381		533,870		19,571,251
Wells, pipelines, properties, plant and equipment		1,573,271,615		(43,689,673)		1,529,581,942
Intangible assets and deferred taxes—Net		7,146,144		8,365,894		15,512,038
Accounts payable and others		21,576,453		35,086		21,611,539
Non-current liabilities		1,439,400,424		(838,828)		1,438,561,596
Accumulated earnings (losses)		22,723,157		(31,466,721)		(8,743,564)

NOTE 4—CASH AND CASH EQUIVALENTS

	September 30, 2012		As of December 31, 2011		January 1, 2011
Cash on hand and in banks	Ps.	81,038,985	Ps.	97,343,403	Ps.	110,462,006
Demand deposits		33,278,504		17,024,833		20,720,919

	Ps.	114,317,489	Ps.	114,368,236	Ps.	131,182,925

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 5—ACCOUNTS, NOTES RECEIVABLE AND OTHERS

	September 30, 2012		As of December 31, 2011		January 1, 2011
Export customers	Ps.	48,153,712	Ps.	61,402,275	Ps.	39,398,026
Domestic customers		58,641,809		47,132,036		33,855,752
Negative IEPS Tax pending to be credited		16,488,555		19,665,432		6,031,103
Tax credits		12,496,933		9,321,409		16,585,577
Sundry debtors		3,654,552		7,951,295		10,573,269
Employees and officers		4,735,729		4,623,555		4,525,102
Insurance claims		2,713,760		2,627,112		8,037,264
Advances to suppliers		2,216,848		1,830,758		1,628,580
Other account receivables		61,408		104,797		252,710

	Ps.	149,163,306	Ps.	154,658,669	Ps.	120,887,383

NOTE 6—INVENTORIES

	September 30, 2012		As of December 31, 2011		January 1, 2011
Crude oil, refined products, derivatives and petrochemical products	Ps.	42,832,285	Ps.	39,245,105	Ps.	34,435,817
Materials and supplies in stock		6,082,578		5,526,281		4,611,575
Materials and products in transit		36,855		268,869		220,479

	Ps.	48,951,718	Ps.	45,040,255	Ps.	39,267,871

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 7—AVAILABLE-FOR-SALE INVESTMENTS

In 2011, PMI HBV acquired 57,204,240 shares of Repsol YPF, S.A. (“Repsol”) at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol’s share capital. In addition to its direct legal and beneficial ownership of these shares, since 2008, PEMEX has entered into and renewed equity swaps with financial institutions pursuant to which PEMEX has obtained the economic and voting rights to an additional 58,679,799 Repsol shares, or approximately 4.80% of Repsol’s share capital. PEMEX’s direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, increased PEMEX’s overall voting and economic rights in Repsol to 9.49%. In addition, PEMEX holds one Repsol share through PMI-SES.

As of September 30, 2012 and December 31, 2011, the investment in 57,204,240 shares of Repsol was valued at Ps. 13,923,286 and Ps. 24,655,980, respectively. The change in fair value of the investment was recorded in other comprehensive results in the statement of changes in equity at Ps. (8,565,879) and Ps. 3,872,160 for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively.

NOTE 8—PERMANENT INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, ASSOCIATES AND OTHERS

		Carrying value as of
	Percentage of Investment	September 30, 2012		December 31, 2011		January 1, 2011
Deer Park Refining Limited	50%	Ps.	7,005,016	Ps.	6,576,415	Ps.	6,749,297
Gasoductos de Chihuahua, S. de R.L. de C.V.	50%		3,400,894		3,252,693		2,585,866
Others—Net	Various		6,085,592		5,817,055		4,185,090

		Ps.	16,491,502	Ps.	15,646,163	Ps.	13,520,253

NOTE 9—DEBT

During the period from January 1 to September 30, 2012, PEMEX participated in the following financing activities:

•	From January 1, 2012 to September 30, 2012, PMI HBV obtained U.S. $11,404,000 and paid U.S. $10,289,000 under a U.S. $1,000,000 revolving line of credit.

•

On January 24, 2012, Petróleos Mexicanos issued U.S. $2,100,000 of its 4.875% Notes due 2022 under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

•	On February 14, 2012, PMI NASA obtained four direct loans for a total amount of U.S. $151,945 at a 3.50% fixed rate, which mature in December, 2021.

•	On March 12, 2012, PMI NASA obtained a direct loan for U.S. $37,997 at a 3.8% fixed rate, which matures on January 27, 2022.

•	On March 28, 2012, PMI Trading obtained a loan for U.S. $125,000 at a 1.8635% fixed rate, which was repaid on April 12, 2012.

•	On March 29, 2012, PMI Trading obtained a loan for Ps. 1,300,000 at a 5.264% fixed rate, which was repaid on April 12, 2012.

•

On April 10, 2012, Petróleos Mexicanos issued CHF 300,000 of 2.50% Notes due 2019. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On April 26, 2012, Petróleos Mexicanos issued AUD 150,000 of 6.125% Notes due 2017. The notes were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	In May 2012, PMI Trading obtained and repaid Ps. 5,567,000 from its revolving credit line.

•

On June 26, 2012, Petróleos Mexicanos issued U.S. $1,750,000 of its 5.50% Bonds due 2044. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On July 6, 2012, Petróleos Mexicanos issued two series of notes in the amount of U.S. $400,000 each, which bear interest at a semi-annual fixed rate of 2% and 1.95%, respectively, and mature in December 2022. The notes are guaranteed by Export-Import Bank of the United States.

•	On July 18, 2012, Petróleos Mexicanos obtained a bilateral export credit agency loan for U.S. $300,000, which bears interest at a fixed rate of 1.5% annually and matures in July 2017.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

•

On July 26, 2012, Petróleos Mexicanos issued U.S. $400,000 of notes maturing December 2022, which bear interest at a semi-annual fixed rate of 1.70%. The notes are guaranteed by Export-Import Bank of the United States.

•	In July 2012, PMI Trading obtained and repaid U.S. $40,000 from its revolving credit line.

As of September 30, 2012, Petróleos Mexicanos had U.S. $2,000,000 in available lines of credit in order to ensure liquidity.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 10—SEGMENT FINANCIAL INFORMATION

As of / for the period ended September 30, 2012:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
Sales:
Trade	Ps.	—	Ps.	525,017,232	Ps.	85,392,707	Ps.	21,163,570	Ps.	589,383,039	Ps.	—	Ps.	1,220,956,548
Intersegment		1,013,516,880		47,801,698		49,851,648		5,586,367		366,339,815		(1,483,096,408)		—
Services income		—		3,183,954		774,761		—		2,285,268		(891,063)		5,352,920
Cost of sales		214,086,521		770,627,000		126,809,508		22,633,499		908,058,872		(1,443,424,454)		598,790,946

Gross income (loss)		799,430,359		(194,624,116)		9,209,608		4,116,438		49,949,250		(40,563,017)		627,518,522
Total general expenses		30,251,876		43,126,518		10,220,470		9,719,123		33,604,272		(41,428,115)		85,494,144
Other revenues—Net		650,095		162,189,122		17,349		174,577		(74,284)		(668,003)		162,288,856

Operating income (loss)		769,828,578		(75,561,512)		(993,513)		(5,428,108)		16,270,694		197,095		704,313,234
Comprehensive financing result:		16,738,386		(10,088,695)		2,811,293		(619,097)		5,510,321		(194,693)		14,157,515
Interest (paid)		(33,029,310)		(14,733,976)		(1,163,674)		(641,510)		(71,126,477)		68,460,320		(52,234,627)
Interest received		13,604,307		652,993		3,584,360		13,005		69,747,303		(68,655,013)		18,946,955
Exchange gain (loss)		36,163,389		3,992,288		390,607		9,408		6,889,495		—		47,445,187
Profit (loss) sharing in non-consolidated subsidiaries, associates and others		86,966		—		373,430		—		18,488,228		(16,900,988)		2,047,636
Tax and duties		685,946,865		—		557,730		12,997		2,145,626		—		688,663,218

Net income (loss) for the period		100,707,065		(85,650,207)		1,633,480		(6,060,202)		38,123,617		(16,898,586)		31,855,167
Other comprehensive result		—		—		—		—		(12,919,072)		—		(12,919,072)
Comprehensive income (loss)		100,707,065		(85,650,207)		1,633,480		(6,060,202)		25,204,545		(16,898,586)		18,936,095
Current assets		893,734,412		397,299,235		105,354,689		88,344,285		1,103,292,115		(2,250,698,414)		337,326,322
Permanent investment in shares of non-consolidated subsidiaries, associates and others		880,058		409,266		3,610,577		—		319,429,006		(307,837,405)		16,491,502
Wells, pipelines, properties, plant and equipment		1,232,778,650		226,355,401		106,535,553		40,755,736		9,678,962		—		1,616,104,302
Total assets		2,140,972,655		625,479,059		217,976,929		129,903,768		2,060,067,255		(3,183,713,628)		1,990,686,038
Current liabilities		415,622,535		564,039,414		27,520,294		25,503,025		1,445,966,969		(2,241,235,737)		237,416,500
Long-term debt		600,186,164		28,224,808		1,344,315		208,681		629,983,261		(618,323,217)		641,624,012
Reserve for employee benefits		285,060,048		289,373,927		65,205,541		84,321,062		153,831,536		—		877,792,114
Total liabilities		1,357,150,213		891,120,109		119,157,618		110,403,734		2,243,694,725		(2,875,883,255)		1,845,643,144
Equity		783,822,442		(265,641,050)		98,819,311		19,500,034		(183,627,470)		(307,830,373)		145,042,894
Depreciation and amortization		89,493,165		7,352,197		5,942,059		2,250,888		536,124		—		105,574,433
Net cost for the period of employee benefits		21,995,182		22,083,350		5,078,597		6,462,636		12,841,993		—		68,461,758
Acquisitions of fixed assets		116,187,673		15,304,061		1,560,024		1,744,400		491,181		—		135,287,339

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

As of / for the period ended September 30, 2012:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Corporate and Subsidiary Companies
Sales:
By segment	Ps.	1,013,513,344	Ps.	572,589,314	Ps.	136,204,807	Ps.	26,751,562	Ps.	957,866,290
Unrealized intersegment sales		3,536		3,413,570		(185,691)		(1,625)		141,832

Total consolidated sales		1,013,516,880		576,002,884		136,019,116		26,749,937		958,008,122

Operating income (loss):
By segment		772,453,923		(80,929,664)		(1,332,732)		(5,472,221)		16,151,802
Unrealized intersegment sales		3,536		3,413,570		(185,691)		(1,625)		141,832
Unrealized gain due to production cost valuation of inventory		(540)		1,954,582		524,910		45,738		(22,940)
Capitalized refined products		(2,717,577)		—		—		—		—
Amortization of capitalized interest		89,236		—		—		—		—

Consolidated income (loss)		769,828,578		(75,561,512)		(993,513)		(5,428,108)		16,270,694

Net income (loss):
By segment		103,324,785		(91,018,359)		1,294,261		(6,104,315)		34,752,069
Unrealized intersegment sales		3,536		3,413,570		(185,691)		(1,625)		141,832
Unrealized gain due to production cost valuation of inventory		(540)		1,954,582		524,910		45,738		(22,940)
Capitalized refined products		(2,717,577)		—		—		—		—
Equity method for unrealized profits		7,625		—		—		—		3,252,656
Amortization of capitalized interest		89,236		—		—		—		—

Consolidated net income (loss)		100,707,065		(85,650,207)		1,633,480		(6,060,202)		38,123,617

Assets
By segment		2,150,859,964		692,572,214		220,860,377		132,102,513		2,059,478,775
Unrealized intersegment sales		—		(1,006,359)		(1,143,713)		(9,279)		(5,190,092)
Unrealized gain due to production cost valuation of inventory		(9,526)		(66,086,796)		(1,739,735)		(2,189,466)		2,525,916
Capitalized refined products		(7,238,072)		—		—		—		—
Equity method for unrealized profits		7,625		—		—		—		3,252,656
Amortization of capitalized interest		(2,647,336)		—		—		—		—

Consolidated assets		2,140,972,655		625,479,059		217,976,929		129,903,768		2,060,067,255

Liabilities
By segment		1,357,150,213		891,120,109		119,157,618		110,403,734		2,243,694,725
Consolidated liabilities		1,357,150,213		891,120,109		119,157,618		110,403,734		2,243,694,725

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

As of / for the period ended September 30, 2011:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Sales:
Trade	Ps. —	Ps.458,966,593	Ps.95,878,685	Ps. 22,021,162	Ps. 557,199,895	$—	Ps. 1,134,066,335
Intersegment	914,066,291	53,806,444	58,408,443	10,826,210	337,598,211	(1,374,705,599)	—
Services income	—	2,736,007	—	—	2,059,340	(715,587)	4,079,760
Cost of sales	191,725,852	677,549,856	148,710,893	34,194,985	854,597,566	(1,340,562,207)	566,216,945

Gross income (loss)	722,340,439	(162,040,812)	5,576,235	(1,347,613)	42,259,880	(34,858,979)	571,929,150
Total general expenses	20,485,384	32,725,601	7,875,756	7,051,989	29,872,272	(35,077,576)	62,933,426
Other revenues—Net	(3,692,724)	121,946,056	389,475	299,435	231,174	(104,373)	119,069,043

Operating income (loss)	698,162,331	(72,820,357)	(1,910,046)	(8,100,167)	12,618,782	114,224	628,064,767
Comprehensive financing result:	(47,566,384)	(16,121,220)	2,624,495	(581,581)	715,275	(113,754)	(61,043,169)
Interest (paid)	(32,790,454)	(13,021,809)	(5,010,940)	(594,806)	(61,553,791)	72,446,516	(40,525,284)
Interest received	16,634,654	318,635	7,726,175	12,121	67,050,402	(72,560,270)	19,181,717
Exchange gain (loss)	(31,410,584)	(3,418,046)	(90,740)	1,104	(4,781,336)	—	(39,699,602)
Profit (loss) sharing in non-consolidated subsidiaries, associates and others	(16,000)	—	—	—	(65,115,002)	66,176,490	1,045,488
Tax and duties	626,861,503	—	510,175	8,654	4,647,249	—	632,027,581

Net income (loss) for the period	23,718,444	(88,941,577)	204,272	(8,690,402)	(56,428,194)	66,176,962	(63,960,495)
Other comprehensive result	—	—	—	—	3,580,117	—	3,580,117
Comprehensive income (loss)	23,718,444	(88,941,577)	204,272	(8,690,402)	(52,848,077)	66,176,962	(60,380,378)
Depreciation and amortization	78,491,166	6,653,717	5,610,972	1,517,045	467,281	—	92,740,181
Net cost for the period of employee benefits	20,268,228	19,222,409	4,663,711	5,464,442	10,983,731	—	60,602,521
Acquisitions of fixed assets	90,419,107	13,503,132	1,182,354	1,793,400	209,544	—	107,107,537

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

As of / for the period ended September 30, 2011:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
Sales:
By segment	Ps. 914,066,291	Ps. 516,992,927	Ps. 154,380,560	Ps. 32,853,735	Ps. 896,921,930
Unrealized intersegment sales	—	(1,483,883)	(93,432)	(6,363)	(64,484)

Total consolidated sales	914,066,291	515,509,044	154,287,128	32,847,372	896,857,446

Operating income (loss):
By segment	701,086,228	(50,212,263)	(1,104,987)	(7,454,891)	12,736,096
Unrealized intersegment sales	—	(1,483,883)	(93,432)	(6,363)	(64,484)
Unrealized gain due to production cost valuation of inventory	(873,188)	(21,124,211)	(711,627)	(638,913)	(52,830)
Capitalized refined products	(2,139,945)	—	—	—	—
Amortization of capitalized interest	89,236	—	—	—	—

Consolidated income (loss)	698,162,331	(72,820,357)	(1,910,046)	(8,100,167)	12,618,782

Net income (loss):
By segment	26,647,635	(66,333,483)	1,009,331	(8,045,126)	(29,205,945)
Unrealized intersegment sales	—	(1,483,883)	(93,432)	(6,363)	(64,484)
Unrealized gain due to production cost valuation of inventory	(873,188)	(21,124,211)	(711,627)	(638,913)	(52,830)
Capitalized refined products	(2,139,945)	—	—	—	—
Equity method for unrealized profits	(5,294)	—	—	—	(27,104,935)
Amortization of capitalized interest	89,236	—	—	—	—

Consolidated net income (loss)	23,718,444	(88,941,577)	204,272	(8,690,402)	(56,428,194)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

As of / for the period ended December 31, 2011:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Current assets	Ps. 820,492,360	Ps. 386,170,862	Ps.101,127,162	Ps. 89,487,031	Ps. 1,025,227,243	Ps. (2,068,255,524)	Ps. 354,249,134
Permanent investments in shares of non-consolidated subsidiaries, associates and others	793,092	157,094	3,466,391	—	317,377,988	(306,148,402)	15,646,163
Wells, pipelines, properties, plant and equipment	1,212,960,292	219,176,143	111,282,906	41,264,597	9,890,007	—	1,594,573,945
Total assets	2,046,726,995	606,644,191	218,174,856	131,630,251	2,001,143,326	(3,020,923,563)	1,983,396,056
Current liabilities	414,738,364	467,072,805	32,245,722	24,776,254	1,375,772,617	(2,061,160,610)	253,445,152
Long-term debt	620,556,799	33,166,720	1,711,125	255,062	659,895,546	(642,928,085)	672,657,167
Reserve for employee benefits	272,745,883	278,413,001	61,292,344	80,695,724	150,314,666	—	843,461,618
Total liabilities	1,363,611,400	786,635,034	120,749,516	106,070,015	2,195,049,331	(2,714,779,445)	1,857,335,851
Equity	683,115,595	(179,990,843)	97,425,340	25,560,236	(193,906,005)	(306,144,118)	126,060,205

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

As of / for the period ended December 31, 2011:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
Assets:
By segment	Ps. 2,054,003,997	Ps. 679,105,499	Ps. 221,397,523	Ps. 133,873,110	Ps. 2,044,278,594
Unrealized intersegment sales	—	(4,419,930)	(958,022)	(7,654)	8,245,430
Unrealized gain due to production cost valuation of inventory	(12,523)	(68,041,378)	(2,264,645)	(2,235,205)	(11,136,218)
Capitalized refined products	(4,520,495)	—	—	—	—
Equity method for unrealized profits	(7,412)	—	—	—	(40,244,480)
Amortization of capitalized interest	(2,736,572)	—	—	—	—

Consolidated assets	2,046,726,995	606,644,191	218,174,856	131,630,251	2,001,143,326

Liabilities:
By segment	1,363,611,400	786,635,034	120,749,516	106,070,015	2,197,151,465
Unrealized gain due to production cost valuation of inventory	—	—	—	—	(2,102,134)

Consolidated liabilities	1,363,611,400	786,635,034	120,749,516	106,070,015	2,195,049,331

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

As of January 1, 2011:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Current assets	Ps. 739,822,774	Ps. 371,951,541	Ps. 99,738,697	Ps. 89,681,743	Ps. 913,283,766	Ps. (1,903,569,091)	Ps. 310,909,430
Permanent investment in shares of non-consolidated subsidiaries, associates and others	753,219	157,094	1,983,237	—	395,704,399	(385,077,696)	13,520,253
Wells, pipelines, properties, plant and equipment	1,167,071,222	202,312,826	115,929,372	34,407,926	9,860,596	—	1,529,581,942
Total assets	1,919,848,019	575,503,347	218,095,332	125,248,729	1,875,681,124	(2,844,852,888)	1,869,523,663
Current liabilities	433,338,544	323,872,240	29,914,167	17,323,008	1,294,463,251	(1,891,704,715)	207,206,495
Long-term debt	532,529,418	30,896,536	2,855,608	318,043	561,413,631	(553,222,768)	574,790,468
Reserve for employee benefits	263,822,113	253,192,506	59,267,028	70,272,174	135,475,217	—	782,029,038
Total liabilities	1,285,040,065	615,223,704	118,336,498	88,213,142	1,998,726,392	(2,459,771,710)	1,645,768,091
Equity	634,807,954	(39,720,357)	99,758,834	37,035,587	(123,045,268)	(385,081,178)	223,755,572

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 11—CONTINGENCIES

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of September 30, 2012, PEMEX had accrued a reserve of Ps. 9,268,085 for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA, without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025. On January 11, 2012, the ICA notified the parties of the final award, pursuant to which Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. $311,178 and CONPROCA was ordered to pay U.S. $29,056. After the amounts were offset, the amount to be paid to CONPROCA is U.S. $282,121 plus financial expenses and taxes. On February 10, 2012, CONPROCA filed a request to clarify the final award. On April 13, 2012, the ICA notified the parties that CONPROCA had filed a claim seeking recognition of the general liability award issued on December 17, 2008. On April 30, 2012, the ICA denied CONPROCA’s request to clarify the final award and notified the parties. On August 17, 2012, CONPROCA filed a motion against the resolution that denied their request to clarify the final award and included legal, tax and accounting experts’ opinions. On September 21, 2012, Petróleos Mexicanos and Pemex-Refining filed a response to this claim including replies to the experts’ opinion filed by CONPROCA. In September 2012, Petróleos Mexicanos and Pemex-Refining filed a claim in a Mexican federal court seeking that the arbitration award be declared null and void, which was denied. Petróleos Mexicanos and Pemex-Refining then filed an amparo against this resolution, which as of this date is still pending.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. (“USISA”) filed a claim (No. 202/2003) before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain Pemex-Refining pipelines, and seeking approximately Ps. 393,094 in damages and expenses. On July 13, 2010, the Segundo Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito (Second Unit Civil and Administrative Court of the First Circuit) in the Federal District issued a judgment in connection with an amparo filed by USISA, ordering Pemex-Refining to pay Ps. 89,000 plus the plaintiff’s financial expenses. On March 22, 2011, Pemex-Refining paid the principal portion of the judgment.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Subsequently, the plaintiff filed a motion for the payment of financial expenses seeking approximately Ps. 67,281, to which Pemex-Refining responded. The evidentiary stage related to this payment was opened, and Pemex-Refining appointed its expert, who accepted his designation. On May 11, 2012, a final hearing was held. On August 15, 2012 a judgment was issued and Pemex-Refining was ordered to pay Ps. 66,378. On August 21, 2012, Pemex-Refining filed an appeal against this resolution, which is still pending as of the date of this report.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had issued an award, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355,864. On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the judgment be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production deposit U.S. $395,009 in an account of the Court. Such amount was deposited by Pemex-Exploration and Production in the Court’s account on December 30, 2010. Previously, Pemex-Exploration and Production had filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void, which was granted on October 24, 2011. Based on this resolution, Pemex-Exploration and Production filed a motion before the U.S. District Court and the Second Circuit Court of Appeals requesting that the judgment against Pemex-Exploration and Production be declared void, that the guarantee deposit be returned to Pemex-Exploration and Production and that the COMMISA request for enforcement be rejected. A hearing in connection with the appeal was held on February 2, 2012. On February 16, 2012, the Second Circuit Court of Appeals vacated the District Court’s judgment and remanded the case to the District Court for reconsideration in light of the intervening decision of the Mexican court. COMMISA has requested that the arbitration award be confirmed. A hearing was held on May 10, 2012. The parties will file their briefs related to the recognition of the judgment issued by the Mexican court. In addition, COMMISA requested a mediation procedure, in which the parties would be able to elect whether to participate or not. The Court stated that the request that the guarantee deposit be returned will be resolved in the final award. On September 5, 2012 and September 19, 2012, hearings were held before the District Court for the Southern District to review Pemex-Exploration and Production’s execution of the guarantees granted in connection with the construction agreement. The Court notified COMMISA that it may resort to Mexican courts for any actionable claims, and informed the parties that it will issue its final judgment in approximately six months.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, value added tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (No. 28733/10-17-03-7) before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On August 1, 2012, the Third Regional Court requested that the Sala Superior (Superior Court) of the Tax and Administrative Federal Court review the claim due to the amount involved, which was notified to the parties on September 25, 2012. The Court also requested that the Tax Management Service provide missing documentation. As of the date of this report, the trial is in the evidentiary stage.

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On February 14, 2011, this claim was accepted before the Court. On August 24, 2011, the Tax Management Service filed its response and a motion against the expert evidence offered by Pemex-Refining. On August 30, 2011, Pemex-Refining filed an appeal against this motion. On September 6, 2011, the expert appointed by Pemex-Refining accepted his designation. On August 1, 2012, the Third Regional Court requested that the Sala Superior (Superior Court) of the Tax and Administrative Federal Court review this claim due to the amount involved, which was notified to the parties on September 25, 2012. The Court also requested that the Tax Management Service provide missing documentation. As of the date of this report, the trial is in the evidentiary stage.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals filed a response arguing that the court lacked subject matter jurisdiction and territorial jurisdiction, which was denied. Other subsequent appeals were also denied. On April 20, 2012, the evidentiary stage commenced and the parties filed their documentary evidence and experts´ opinions. As of the date of this report, a final resolution is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. As of the date of this report, the trial is in the evidentiary stage and a final resolution is still pending. In addition, in 2010, the plaintiffs filed an amparo (No. 2185/2010-II) before the Juzgado Cuarto de Distrito (Fourth District Court) in Tabasco, arguing that the Ley de Obras Públicas y Servicios Relacionados con las Mismas (Law of Public Works and Related Services) is unconstitutional and the guarantee paid under the public works contract should be returned to the plaintiffs. On March 22, 2012, the judge admitted a motion filed by the plaintiffs to review the resolution that denied this amparo, which is still pending. On April 14, 2011, in a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (Seventh Metropolitan Regional Court) of the Tax and Administrative Federal Court in connection with an administrative claim (No. 4957/11-17-07-1) filed by the plaintiffs seeking that Pemex-Exploration and Production’s termination of the public works contract be declared null and void. Pemex-Exploration and Production filed its response to the claim on June 13, 2011. As of the date of this report, the trial is in the evidentiary stage and a final resolution is still pending.

On July 5, 2011, Pemex-Exploration and Production was summoned before the Juzgado Décimosegundo de Distrito en Materia Civil (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011, Pemex-Exploration and Production filed a response to this claim and a motion stating that the court lacked jurisdiction. This motion was denied on August 8, 2011. Subsequent appeals and amparos by Pemex-Exploration and Production were also denied. On September 28, 2012, Pemex-Exploration and Production requested the commencement of the evidentiary stage. As of the date of this report, a final resolution is still pending.

On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking to have the lack of recognition of its alleged petroleum rights concessions declared null and void, and is also seeking damages of approximately Ps. 1,552,730. In November 2011, the trial was suspended based on a motion filed by Pemex-Exploration and Production and Petróleos Mexicanos arguing that the court lacked jurisdiction, which was denied on July 19, 2012 and declared to the parties on August 23, 2012. As of the date of this report, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 12—SUBSEQUENT EVENTS

From October 1, 2012 to November 26, 2012, the significant financing activities of PEMEX were as follows:

On October 19, 2012, Petróleos Mexicanos issued U.S. $1,000,000 of its 5.50% Notes due 2044; this was a reopening of the June 26, 2012 issuance, and the notes were issued under Petróleos Mexicanos’ U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On October 30, 2012, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000; the facility bears interest at a floating rate linked to the London Interbank Offered Rate (“LIBOR”) and matures in 2017.

Between October 1, 2012 and November 26, 2012, PMI Trading obtained U.S. $648,146,154 from its syndicated revolving credit line and repaid U.S. $548,146,154.

On November 29, 2012, Petróleos Mexicanos issued, in the Mexican market, Ps. 25,000,000 of certificados bursátiles in three tranches: one at a floating rate for Ps. 11,500,000, which matures in 2017; the second at a fixed rate for Ps. 3,500,000, which matures in 2027; and the third at a fixed rate for Ps. 10,000,000, which was a reopening of the securities issued on December 7, 2011 and matures in 2021. These certificados bursátiles were issued under Petróleos Mexicanos’ Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

Between October 1, 2012 and November 26, 2012, PMI HBV obtained U.S. $3,888,000 from its syndicated revolving credit line and repaid U.S. $2,663,000.

On November 26, 2012, the exchange rate was 13.0188 pesos per U.S. dollar, which represents a 1.3% depreciation of the value of the peso in dollar terms as compared to the exchange rate as of September 30, 2012, which was Ps. 12.8521 per U.S. dollar.

On November 26, 2012, the weighted average price of the crude oil exported by PEMEX was U.S. $96.23 per barrel, a decrease of 4.8% as compared to the average price as of September 30, 2012, which was U.S. $101.06 per barrel.

As of December 31, 2011 and as of November 26, 2012, PEMEX has valued and recorded the 57,204,240 Repsol shares acquired by PMI HBV during 2011 as an available-for-sale investment. The market value of Repsol shares has decreased approximately 30.0% from €23.74 per share as of December 30, 2011 to €16.61 per share as of November 26, 2012. As of the date of this report, PEMEX’s management is in the process of evaluating the impact of these developments on its investment in Repsol.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

NOTE 13—EXPLANATION OF TRANSITION TO IFRS

As stated in Note 2(b), 2012 is the first year in which PEMEX has prepared its unaudited condensed consolidated interim financial statements in accordance with IFRS. The accounting policies set out in Note 3 have been applied in preparing these unaudited condensed consolidated interim financial statements as of September 30, 2012 and for the three and nine months ended September 30, 2012 and 2011, the comparative information as of and for the year ended December 31, 2011 and in the preparation of the opening statement of financial position at January 1, 2011 (PEMEX transition date).

In preparing its opening IFRS statement of financial position, PEMEX has adjusted amounts reported previously in financial statements prepared in accordance with Mexican FRS. An explanation of how the transition from previous Mexican FRS to IFRS has affected PEMEX’s financial position, comprehensive income and cash flows, as well as explanations of variations in IFRS adjustments, are set out in the following tables and the notes thereto:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Reconciliation of financial position at January 1, 2011 (transition date) from Mexican FRS to IFRS:

	Mexican FRS As of December 31, 2010		Adjustments and/or Reclassifications		Ref	IFRS As of January 1, 2011
ASSETS:
Current assets:
Cash and cash equivalents	Ps.	133,587,079	Ps.	(2,404,154)	1	Ps.	131,182,925
Accounts, notes receivables and others—Net		120,887,383		—			120,887,383
Inventories—Net		40,518,866		(1,250,995)	2		39,267,871
Derivative financial instruments		20,917,211		(1,345,960)	3		19,571,251
Available-for-sale investment securities		—		—			—

Total current assets		315,910,539		(5,001,109)			310,909,430
Investments in shares of non-consolidated subsidiaries, associates and others		11,116,080		2,404,173	1		13,520,253
Well, pipelines, properties, plant and equipment—Net		1,061,387,901		468,194,041	4		1,529,581,942
Intangible assets and deferred taxes—Net		6,782,060		8,729,978	1,5,6,8		15,512,038

Total assets	Ps.	1,395,196,580	Ps.	474,327,083		Ps.	1,869,523,663

LIABILITIES:
Current liabilities:
Current portion of long-term debt	Ps.	89,554,617	Ps	—		Ps.	89,554,617
Suppliers		43,474,439		—			43,474,439
Accounts payable and other		21,658,672		(47,133)	3		21,611,539
Taxes and duties payable		52,565,900		—			52,565,900

Total current liabilities		207,253,628		(47,133)			207,206,495
Long-term liabilities:
Long-term debt		575,170,797		(380,329)			574,790,468
Reserve for employee benefits		661,365,065		120,663,973	7		782,029,038
Reserve for sundry creditors and other		55,493,441		(1,363,482)			54,129,959
Deferred taxes		7,215,760		20,396,371	8		27,612,131

Total liabilities		1,506,498,691		139,269,400			1,645,768,091

EQUITY:
Certificates of Contribution “A”		96,957,993		(47,353,158)	9		49,604,835
Mexican Government contributions to Petróleos Mexicanos		180,382,423		(1,651,832)	9		178,730,591
Legal reserve		987,535		(9,775)	9		977,760
Donation surplus		3,446,743		(28,415)	9		3,418,328
Accumulated other comprehensive (loss)		4,396,294		(4,628,672)	10		(232,378)
Accumulated (losses) earnings		(397,473,099)		388,729,535	4,7,9,10		(8,743,564)

Total equity		(111,302,111)		335,057,683			223,755,572

Total liabilities and equity	Ps.	1,395,196,580	Ps.	474,327,083		Ps.	1,869,523,663

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Reconciliation of financial position at September 30, 2011 from Mexican FRS to IFRS:

	Mexican FRS As of September 30, 2011		Adjustments and/or Reclassifications		Ref	IFRS As of September 30, 2011
ASSETS:
Current assets:
Cash and cash equivalents	Ps.	128,297,359	Ps.	(2,583,509)	1	Ps.	125,713,850
Accounts, notes receivables and others—Net		154,757,531		—			154,757,531
Inventories—Net		43,873,185		(289,179)	2		43,584,006
Derivative financial instruments		15,305,779		(984,493)	3		14,321,286
Available-for-sale investment securities		20,840,194		—			20,840,194

Total current assets		363,074,048		(3,857,181)			359,216,867
Investments in shares of non-consolidated subsidiaries, associates and others		11,499,738		2,583,571	1		14,083,309
Well, pipelines, properties, plant and equipment—Net		1,088,823,163		447,731,553	4		1,536,554,716
Intangible assets and deferred taxes—Net		8,697,804		6,570,243	1,5,6,8		15,268,047

Total assets	Ps.	1,472,094,753	Ps.	453,028,186		Ps.	1,925,122,939

LIABILITIES:
Current liabilities:
Current portion of long-term debt		106,504,393		—			106,504,393
Suppliers		57,862,049		—			57,862,049
Accounts payable and other		26,056,474		(612,304)	3		25,444,170
Taxes and duties payable		58,330,630		—			58,330,630

Total current liabilities		248,753,546		(612,304)			248,141,242
Long-term liabilities:
Long-term debt		616,954,957		90,888			617,045,845
Reserve for employee benefits		718,108,802		94,709,206	7		812,818,008
Reserve for sundry creditors and other		58,860,616		(1,878,050)			56,982,566
Deferred taxes		6,754,401		19,865,356	8		26,619,757

Total liabilities		1,649,432,322		112,175,096			1,761,607,418

EQUITY:
Certificates of Contribution “A”		96,957,993		(47,353,158)	9		49,604,835
Mexican Government contributions to Petróleos Mexicanos		180,382,423		(1,651,832)	9		178,730,591
Legal reserve		987,535		(9,775)	9		977,760
Donation surplus		3,587,070		(28,415)	9		3,558,655
Accumulated other comprehensive (loss)		7,956,847		(4,609,108)	10		3,347,739
Accumulated (losses) earnings		(397,473,099)		388,729,535	4,7,9,10		(8,743,564)
Net (loss) for the year		(69,736,338)		5,775,843			(63,960,495)

Total equity		(177,337,569)		340,853,090			163,515,521

Total liabilities and equity	Ps.	1,472,094,753	Ps.	453,028,186		Ps.	1,925,122,939

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Reconciliation of financial position at December 31, 2011 from Mexican FRS to IFRS:

	Mexican FRS As of December 31, 2011		Adjustments and/or Reclassifications		Ref	IFRS As of December 31, 2011
ASSETS:
Current assets:
Cash and cash equivalents	Ps.	117,100,111	Ps.	(2,731,875)	1	Ps.	114,368,236
Accounts, notes receivables and others—Net		154,658,669		—			154,658,669
Inventories—Net		44,152,462		887,793	2		45,040,255
Derivative financial instruments		16,903,030		(1,377,036)	3		15,525,994
Available-for-sale investment securities		24,655,980		—			24,655,980

Total current assets		357,470,252		(3,221,118)			354,249,134
Investments in shares of non-consolidated subsidiaries, associates and others	Ps.	12,913,364	Ps.	2,732,799	1	Ps.	15,646,163
Well, pipelines, properties, plant and equipment—Net		1,152,505,680		442,068,265	4		1,594,573,945
Intangible assets and deferred taxes—Net		10,455,680		8,471,134	1,5,6,8		18,926,814

Total assets	Ps.	1,533,344,976	Ps.	450,051,080		Ps.	1,983,396,056

LIABILITIES:
Current liabilities:
Current portion of long-term debt	Ps.	110,497,449	Ps.	—		Ps.	110,497,449
Suppliers		53,313,171		—			53,313,171
Accounts payable and other		23,888,823		(24,750)	3		23,864,073
Taxes and duties payable		65,770,459		—			65,770,459

Total current liabilities		253,469,902		(24,750)			253,445,152
Long-term liabilities:
Long-term debt		672,275,110		382,057	6		672,657,167
Reserve for employee benefits		731,016,999		112,444,619	7		843,461,618
Reserve for sundry creditors and other		64,284,261		(2,191,368)			62,092,893
Deferred taxes		6,217,833		19,461,188	8		25,679,021

Total liabilities		1,727,264,105		130,071,746			1,857,335,851

EQUITY:
Certificates of Contribution “A”	Ps.	96,957,993	Ps.	(47,353,158)	9	Ps.	49,604,835
Mexican Government contributions to Petróleos Mexicanos		180,382,423		(1,651,832)	9		178,730,591
Legal reserve		987,535		(9,775)	9		977,760
Donation surplus		3,446,743		(28,415)	9		3,418,328
Accumulated other comprehensive (loss)		13,262,597		(30,826,867)	10		(17,564,270)
Accumulated (losses) earnings		(397,473,099)		388,729,535	4,7,9,10		(8,743,564)
Net (loss) for the year		(91,483,321)		11,119,846			(80,363,475)

Total equity		(193,919,129)		319,979,334			126,060,205

Total liabilities and equity	Ps.	1,533,344,976	Ps.	450,051,080		Ps.	1,983,396,056

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Reconciliation of comprehensive income for the nine-month period ended September 30, 2011 from Mexican FRS to IFRS:

	Mexican FRS For the nine-month period ended September 30, 2011		Adjustments and/or reclassifications		Ref	IFRS For the-nine month period ended September 30, 2011
Net sales	Ps.	1,138,146,095	Ps.	—		Ps.	1,138,146,095
Cost of sales		560,229,613		5,987,332	2,4,7		566,216,945

Gross income		577,916,482		(5,987,332)			571,929,150
General expenses:
Transportation and distribution expenses		24,230,162		(2,612,571)	5,7		21,617,591
Administrative expenses		49,580,484		(8,264,649)	7		41,315,835

Total general expenses		73,810,646		(10,877,220)			62,933,426
Other revenues—Net		119,441,820		(372,777)	4		119,069,043

Operating income		623,547,656		4,517,111			628,064,767
Comprehensive financing result:
Interest paid—Net		(22,255,695)		912,128	3		(21,343,567)
Exchange (loss) gain		(39,537,867)		(161,735)	4		(39,699,602)

		(61,793,562)		750,393			(61,043,169)
Profit sharing in non-consolidated subsidiaries, associates and others		1,045,488		—			1,045,488

Income before taxes and duties		562,799,582		5,267,504			568,067,086
Hydrocarbon extraction duties and others		627,255,873		—			627,255,873
Hydrocarbon income tax		2,571,404		—			2,571,404
Income tax		2,708,645		(508,341)	8		2,200,304

		632,535,922		(508,341)			632,027,581

Net (loss) income for the period	Ps.	(69,736,340)	Ps.	5,775,845		Ps.	(63,960,495)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Reconciliation of comprehensive income for the three-month period ended September 30, 2011 from Mexican FRS to IFRS:

	Mexican FRS For the three-month period ended September 30, 2011		Adjustments and/or reclassifications		Ref	IFRS For the three-month period ended September 30, 2011
Net sales	Ps.	392,135,933	Ps.	—		Ps.	392,135,933
Cost of sales		208,404,433		2,086,110	2,4,7		210,490,543

Gross income		183,731,500		(2,086,110)			181,645,390
General expenses:
Transportation and distribution expenses		8,880,791		(882,443)	5,7		7,998,348
Administrative expenses		16,767,158		(2,741,036)	7		14,026,122

Total general expenses		25,647,949		(3,623,479)			22,024,470
Other revenues—Net		41,393,377		(255,639)	4		41,137,738

Operating income		199,476,928		1,281,730			200,758,658
Comprehensive financing result:
Interest paid—Net		(18,040,849)		14,853	3		(18,025,996)
Exchange (loss) gain		(49,161,284)		(3,125,196)	4		(52,286,480)

		(67,202,133)		(3,110,343)			(70,312,476)
Profit sharing in non-consolidated subsidiaries, associates and others		762,766		—			762,766

Income before taxes and duties		133,037,561		(1,828,613)			131,208,948
Hydrocarbon extraction duties and others		214,434,128		—			214,434,128
Hydrocarbon income tax		(2,014,288)		—			(2,014,288)
Income tax		1,582,950		(1,252,041)	8		330,909

		214,002,790		(1,252,041)			212,750,749

Net (loss) income for the period	Ps.	(80,965,229)	Ps.	(576,572)		Ps.	(81,541,801)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Reconciliation of comprehensive income for the year ended December 31, 2011 from Mexican FRS to IFRS:

	Mexican FRS For the year ended December 31, 2011		Adjustments and/or reclassifications		Ref	IFRS For the year ended December 31, 2011
Net sales	Ps.	1,558,428,922	Ps.	—		Ps.	1,558,428,922
Cost of sales		780,625,539		7,987,018	2,4,7		788,612,557

Gross income		777,803,383		(7,987,018)			769,816,365
General expenses:
Transportation and distribution expenses		31,349,011		(3,360,995)	5,7		27,988,016
Administrative expenses		65,029,047		(11,304,087)	7		53,724,960

Total general expenses		96,378,058		(14,665,082)			81,712,976
Other revenues—Net		195,544,884		5,381,070	4		200,925,954

Operating income		876,970,209		12,059,134			889,029,343
Comprehensive financing result:
Interest paid—Net		(32,840,763)		4,360	3		(32,836,403)
Exchange (loss) gain		(58,800,623)		(1,390,580)	4		(60,191,203)

		(91,641,386)		(1,386,220)			(93,027,606)
(Loss) profit sharing in non-consolidated subsidiaries, associates and others		(796,398)		—			(796,398)

Income before taxes and duties		784,532,425		10,672,914			795,205,339
Hydrocarbon extraction duties and others		871,686,746		—			871,686,746
Hydrocarbon income tax		708,469		—			708,469
Income tax		3,620,531		(446,932)	8		3,173,599

		876,015,746		(446,932)			875,568,814

Net (loss) income for the year	Ps.	(91,483,321)	Ps.	11,119,846		Ps.	(80,363,475)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Notes to the reconciliation of the statement of financial position at January 1, 2011, (transition date) and December 31, 2011.

1.	Cash and cash equivalents

FRS C-1 “Cash and Cash Equivalents” requires restricted cash to be presented as part of the cash and cash equivalents line item; but under IAS 1, “Presentation of Financial Statements,” restricted cash must be presented separately from “cash and cash equivalents” on the statement of financial position. PEMEX has therefore reclassified Ps. 2,404,154, Ps. 2,583,509 and Ps. 2,731,875 as of January 1, 2011, September 30, 2011 and December 31, 2011, respectively, from “cash and cash equivalents” under Mexican FRS to “permanent investments in shares of non-consolidated subsidiaries, associates and others” under IFRS.

2.	Inventories

Certain components of “wells, pipelines, properties, plants and equipment” (spare parts) were classified in the line item “inventories” under Mexican FRS. However; these components were classified as fixed assets in accordance with IAS 16 “Property, Plant and Equipment” (“IAS 16”). Accordingly, PEMEX reclassified Ps. 1,250,995, Ps. 1,028,494 and Ps. 647,340 as of January 1, 2011, September 30, 2011 and December 31, 2011, respectively, from “inventories” under Mexican FRS to “wells, pipelines, properties, plants and equipment” under IFRS.

As of September 30, 3011 and December 31, 2011, effects in inventories arising from adjustments to employee benefits and from the depreciation and amortization of different parts of fixed assets resulted in an increase in inventories and a decrease in the cost of sales for the year for Ps. 739,315 and Ps. 1,535,133, respectively.

3.	Derivative financial instruments

DFIs were recognized at fair value at the transition date. The fair value was modified to include the counterparty risk in the valuation method, in accordance with IAS 39 “Financial Instruments Recognition and Measurement.” The adjustment obtained as of January 1, 2011 resulted in a decrease in other current assets of Ps. 1,345,960 and in a decrease in accounts payable and other of Ps. 95,560, thereby affecting accumulated losses.

For the period ended September 30, 2011, changes in fair value computation methods, as well as the liquidation of trading positions of derivative financial instruments during the period resulted in decreases in other current assets and accounts payable and other of Ps. 984,493 and Ps. 646,221, respectively, which led to a net loss of Ps. 912,128 for comprehensive financing result.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

For the period ended December 31, 2011, changes in fair value computation methods, as well as the liquidation of trading positions of derivative financial instruments during the period resulted decreases in other current assets and in accounts payable and other of Ps. 1,377,036 and Ps. 78,350, respectively, which led to a net loss of Ps. 43,588 for the comprehensive financing result.

4.	Wells, pipelines, properties, plant and equipment

In accordance with IFRS 1, PEMEX chose to measure certain wells, pipelines, offshore platforms and drilling equipment at their fair value as of the transition date to IFRS, and to use that fair value as the deemed cost of those assets. As a result, PEMEX recognized a Ps. 476,482,284 increase in the fair value of plants, pipelines, offshore platforms and drilling equipment as of January 1, 2011, which was recognized against accumulated losses.

In addition, IAS 16 requires the identification on a separate basis of parts of an asset that have different expected patterns of future economic benefits, with depreciation calculated separately by part. As of December 31, 2011, the net effect of the depreciation for the year resulted in a debit to cost of sales and operating expenses of Ps. 28,469,974.

As of December 31, 2011, some cash-generating units had improved economic conditions, which allowed PEMEX to increase their carrying value and to reverse Ps. 5,376,266 of impairment previously recognized in other revenues.

PEMEX reclassified costs of exploratory wells, not associated with any reserve, from the fixed assets to intangible assets until it is determined if they are subject to capitalization in accordance with IFRS 6, in the amount of Ps. 9,231,901 at January 1, 2011, Ps. 7,059,749 at September 30, 2011 and Ps. 9,552,703 at December 31, 2011.

During the second quarter of 2012, PEMEX modified its accounting policy regarding the selection of certain types of fixed assets for initial valuation at fair value in accordance with IFRS 1. As a result, PEMEX recognized a decrease of 3.1% and 2.2% in the total amount of fixed assets as of January 1, 2011 and December 31, 2011, respectively, as well as a decrease in depreciation expense of approximately 5.0% for both the nine months ended September 30, 2011 and the year ended December 31, 2011.

As of September 30, 2011 and December 31, 2011, in accordance with IAS 23 “Capitalization of Borrowing Costs,” the effects of capitalization of comprehensive financing result previously recognized under Mexican FRS in the amounts of Ps.161,735 and Ps.1,342,630, respectively, were eliminated against exchange losses.

5.	Easements and rights of way

Certain expenditures related to easements and rights of way were classified in the line items wells, pipelines, properties, plant and equipment or in accumulated losses under Mexican FRS as of the transition date. However, under IFRS these easements and rights of way are identified as intangible assets. As a result, PEMEX recognized intangible assets as of January 1, 2011, in an amount

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

of Ps. 1,197,661, comprised of (i) a reclassification of easements and rights of way in the amount of Ps. 307,302 from the line item “wells, pipelines, properties, plant and equipment” to the line item “intangible assets” and (ii) a credit recognized against accumulated losses in the amount of Ps. 890,359.

As of September 30, 2011, the effect of rights of way was Ps. 1,268,196, comprised of (i) Ps. 312,940 from the line item “wells, pipelines, properties, plant and equipment” to the line item “intangible assets” and (ii) a credit recognized against accumulated losses and net loss for the year in the amount of Ps. 955,256.

As of December 31, 2011, the effect of rights of way was Ps. 1,147,316, comprised of (i) Ps. 291,749 from the line item “wells, pipelines, properties, plant and equipment” to the line item “intangible assets” and (ii) a credit recognized against accumulated losses and net loss for the year in the amount of Ps. 855,567.

6.	Long term debt

As of September 30, 3011 and for the year ended December 31, 2011, under IFRS, PEMEX recognized an amortized cost effect of debt in the amount of Ps. 7,905 and Ps. 4,436, respectively.

PEMEX reclassified to long term debt the expenses related with the issue of debt and originally recorded in other assets to Ps. 1,743,813 as of January 1, 2011, Ps. 1,779,257, as of September 30, 2011 and Ps. 1,804,872 as of December 31, 2011. Likewise, PEMEX reclassified liabilities related to issue of debt to Ps. 1,363,484 as of January 1, 2011, Ps. 1,878,051 as of September 30, 2011, and Ps. 2,191,365 as of December 31, 2011.

7.	Employee benefits

PEMEX chose the early adoption of IAS 19 for employee benefits, as described in Note 2(b). As a result, unamortized cumulative actuarial net gains under Mexican FRS as of January 1, 2011 of Ps. 123,150,302 were recognized, resulting in an increase in the reserve for employee benefits and a corresponding increase in accumulated losses on the initial statement of financial position under IFRS.

In addition, PEMEX eliminated the component of termination benefits from the liability for employee benefits under Mexican FRS, with a resulting amount of Ps. 2,485,764 credited against accumulated losses on the initial statement of financial position under IFRS.

As of December 31, 2011, the net effect in the reserve for employee benefits (in addition to the items described above) was a decrease of Ps. 8,243,929, which was comprised of (i) an increase in comprehensive loss in the amount of Ps. 26,031,268 and (ii) a decrease in cost of sales and operating costs and expenses in the amount of Ps. 34,275,197.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

8.	Deferred taxes

As a result of the change in the book basis of assets and liabilities from the transition to IFRS, deferred tax assets increased in the amount of Ps. 69,661 as compared to the amount recognized previously under Mexican FRS, offset by an increase in deferred tax liabilities in the amount of Ps. 20,396,372. Both increases were recognized against accumulated losses in the statement of financial position as of January 1, 2011.

As of September 30, 2011 and for the year ended December 31, 2011, PEMEX recognized an increase in deferred tax liabilities of Ps. 19,818,370 and Ps. 19,850,032, respectively, resulting in a credit to comprehensive financing result of Ps. 508,341 as of September 30, 2011 and Ps. 476,679 as of December 31, 2011.

In accordance with IAS 12 “Accounting for taxes on Income,” PEMEX eliminated the component of deferred employee profit sharing recognized previously under Mexican FRS, resulting in a Ps. 25,432 credit against accumulated losses on the initial statement of financial position under IFRS as of January 1 and September 30, 2011. As a result of this change, PEMEX recognized a credit of
Ps. 9,691 in comprehensive income at December 31, 2011.

9.	Recognition of inflationary effects

PEMEX recognized inflation effects in respect of its Certificates of Contribution “A” and contributions of the Mexican Government prior to December 31, 1997, the date on which Mexican economy was no longer considered hyperinflationary. As a result inflation effects recognized after this date in the amount of Ps. 49,043,180 were reclassified to accumulated losses in the opening statement of financial position under IFRS as of January 1, 2011.

10.	Other comprehensive result

Foreign currency translation

In accordance with IFRS 1, PEMEX chose to cancel the accumulated gains and losses from the translation of foreign currency amounts, and to value the cumulative currency translation effects for all foreign operations at zero as of January 1, 2011, with a debit of Ps. 4,628,672 recorded in accumulated losses in the initial statement of financial position under IFRS. This adjustment did not impact the total value of equity.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011 AND

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Accumulated losses and comprehensive result

Except for reclassified items, all of the adjustments related to the adoption of IFRS were recognized in accumulated losses and comprehensive result as of January 1, 2011.

11.	Cash Flow Statements

The IFRS adoption adjustments described above did not affect PEMEX’s cash flows, as shown in the line item “cash and cash equivalents” in the statement of financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez Associate Managing Director of Finance

Date: December 4, 2012

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.